National Energy Improvement Fund, LLC

Regulation Crowdfunding Form C-AR

2021 Annual Report



The Company

General Business Information

The National Energy Improvement Fund, LLC ("NEIF" or the "Company"') is a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 12, 2017. NEIF is a Certified B Corporation. The Company is located at 1005 Brookside Road, Suite 200, Allentown, PA 18106. The Company's website address is www.neifund.org.

NEIF operates as a multi-state non-bank financial services company. NEIF provides financing for essential energy and resilience improvements like heating, ventilation, Air-Conditioning (HVAC), roofing, lighting, and battery storage, which make homes and businesses more resilient, efficient, healthy, and comfortable and helps contractors grow their businesses. Led by energy financing pioneers, Peter Krajsa, Matthew Brown, Laura Nelson and a team responsible for over $800 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specializing in energy efficiency and resilience lending and is supervised as a consumer lender and servicer in 25 states. NEIF operates its commercial financing platform nationally.

With a heritage dating to 1947 (AFC First), NEIF was organized as a for-profit Public Benefit Corporation in 2017 and commenced operations in July 2018. NEIF went through additional assessment and scrutiny to officially be designated as a Certified B Corporation® by the international certification board. Certified B Corporations are businesses that balance purpose and profit, and are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. Certified B Corporations® (B Corps™) meet the highest verified standards of social and environmental performance, public transparency, and legal accountability in five categories: governance, workers, customers, community, and the environment. NEIF is also an approved Home Improvement Expert™ Partner of the U.S. Department of Energy.

NEIF provides fixed rated, point-of-purchase financing for most installed products that improve a home's energy efficiency, health, resilience, safety and comfort, installed by NEIF - Approved Contractors. These include heating, cooling, insulation, roofing, generators, windows, and renewables. NEIF-Approved Contractors meet or exceed NEIF's established standards for financial stability and business practices. NEIF also offers financing for commercial energy improvements such as lighting, battery storage, solar and mechanical systems, typically as a program administrator for utilities. In addition, the company provides advance funding to contractors for utility and other rebates, and insurance services through its MyStrongHome resilience platform.

Impact of Covid-19

Current revenue is potentially insulated from economic downturns

Over 75% of NEIF's revenues are based on long-term servicing contracts and retainers from dependable parties and high-performing loan portfolios with monthly revenues locked-in for multiple years. Since the advent of the COVID 19 crisis, NEIF has seen no measurable effect on delinquency or requests for loan deferrals. NEIF's predecessor, AFC First, experienced the 2008 downturn with almost no change in loan portfolio performance, maintaining an annual charge-off rate of less than 1% throughout the financial crisis. Notwithstanding the foregoing, there always remains some risk of default under these types of arrangements (see the "Risk Factors" Section below for more information).

Revenue growth is potentially downturn-resistant

NEIF funds essential projects for homes (HVAC, roofing), businesses (lighting and other business-critical functions), resilience (responding to hurricanes or wildfires). These types of projects tend to be in demand in economic downturns. NEIF's project volume has continued to increase since the pandemic – further validating NEIF's position in the market. Notwithstanding the foregoing, investors should understand that the Company remains subject to various economic risks (see the "Risk Factors" Section below for more information).



Figure 1. NEIF Project volume trend from July 2018 through December 2021.



Figure 2:Residential portfolio comparison of delinquency rates between December 2020 and December 2021.

NEIF is a regulated or licensed lender in 25 states for residential programs and operates nationally for commercial programs. License status as of March 30, 2022.

State	Lending Requirement	License Status
Alabama	Consumer Credit Act License	MC 22708
California	Finance Lender	60DBO-106993 (PA) 60DBO-111768 (CO)
Colorado	Supervised Lender	Exemption per Rate Trigger
Connecticut	Small Loan Company	SLC-1723196
DC	Money Lenders License	ML1723196
Delaware	Licensed Lender	026639
Florida	Consumer Finance Company	Exemption per Rate Trigger
Georgia	Industrial Loan License	Exemption per Dollar Trigger
Illinois	Consumer Installment Loan Act License	Cl.0004692-H
Kentucky	Consumer Loan License	*Pending*
Louisiana	Licensed Lender	1723196
Maine	Supervised Lender	1723196
Maryland	Consumer Loan License	03-2384
Massachusetts	Small Loan License / Third Party Loan Servicer	SL1723196 / LS1723196
New Hampshire	Small Loan License	22915-SM
New Jersey	Licensed Lender	Exemption per Rate Trigger
New York	Licensed Lender	Exemption per Rate Trigger
North Carolina	Consumer Finance Lending License	Exemption per Rate Trigger
Ohio	Small Loan Company License	GL.502107.000
Pennsylvania	Consumer Discount Company	66007
Rhode Island	Small Loan Lender License/Lender's License	20204114LL
South Carolina	Supervised Lender	S-9130
Texas	Regulated Lender License	2000067294-164823
Vermont	Lender License	7530
Virginia	Consumer Finance License	Exemption per Rate Trigger
West Virginia	Regulated Consumer Lender	Exemption per Rate Trigger

Table 1. As of March 30, 2022, NEIF operates commercial programs nationally and maintains or is pending residential lending licensing or exemptions in these states.

NEIF Background

NEIF's mission and strategic focus

- Mission: To increase the affordability of energy efficiency and resilience improvements in homes and commercial properties, and to help contractors grow their businesses in the energy efficiency and resilience markets.

- Strategic focus:
  - **Climate —** NEIF finances energy efficiency improvements that reduce energy usage and the carbon footprint.
  - **Affordability —** NEIF financing makes energy and resilience improvements more affordable for homeowners and businesses of all sizes and income levels, with additional focus on low and moderate income borrowers.
  - **Resilience —** NEIF provides specialty financing and insurance programs for buildings in high impact weather regions.
  - **Business and Job Development —** NEIF accelerates contractor growth and employee development with training, products, and programs.

NEIF's distinction

- Experienced leadership and staff who have previously built, operated, and transitioned innovative and successful energy finance businesses.

- A unique market position as a focused energy and resiliency lender, filling product and distribution gaps with programs, expertise, compliance, and technology.

- Third-party B Corp certification for strong ethical practices and a commitment to the environment, compliance, and accountability.

- A licensed and regulated consumer lender under physical supervision of the Pennsylvania Department of Banking and numerous other state banking agencies.

- Fully audited with ongoing and annual CPA review of financial statements, processes, and procedures.

- Certified as a Home Improvement Expert™ partner by the U.S. Department of Energy.

- Fully compliant processes for loan origination, servicing, and payment processing and integrated Statement on Auditing Standards (SAS)-compliant software.

- Offering loans to customers of NEIF-Approved Contractors, providing training to contractors, working capital to support small businesses, job development, and help to increase their sales.

- An innovative, compliant and time-tested fintech company with end-to-end Service Organization Control (SOC)-compliant systems for loan origination, servicing, and payment processing.

NEIF's current operating status

- Servicing over $28 million in loans across over 10,000 completed energy efficiency projects, and hosting a contractor network of 1,000 companies as of March 2022

- Offering commercial loan programs nationally and residential lending programs in 25 states in the Northeast, Mid-Atlantic, Southeast, Gulf Coast, and California.

- Currently operating special programs in partnership with state government and/or utilities in Maine, California, New Jersey, Colorado, North Carolina, Ohio and Pennsylvania.

- Holds administrative program contracts with Efficiency Maine, Xcel Energy, AEP Ohio, Rocky Mountain Power, Eversource, JCP&L, ComEd, ConEd, Duke Energy and many others.

- Successfully raised over $6.0 million in first stage capital from energy funds and individuals which includes investment by management of over $1.25 million.

- In May 2020, acquired and integrated MyStrongHome (MSH), a resiliency-based lending and insurance benefit corporation operating in the Southeast U.S. MyStrongHome Insurance launched its new website and expanded offering in the fourth quarter of 2020 and has aligned with Assure Alliance to offer a broader range of insurance products and services to home and business owners.

- NEIF maintains exclusive partnerships with manufacturers, distributors, and trade associations such as Energy Kinetics, Rheem distributors, Building Performance Association, and Pearl Certification to provide financing to their customers and members.

- NEIF's proprietary commercial finance portal features custom-branded finance proposals, customer pre-screen, rate buy-downs, sponsor-specific project tracking and the ability to fund projects via multiple different lenders. NEIF is integrating this advanced technology into its established residential lending and reporting systems.

NEIF products adhere to four essential pillars

- **Simplicity —** Uncomplicated products and processes. Responsive communication. Knowledgeable service. Straightforward technology.

- **Transparency —** Financing options with clear terms and no hidden costs to customers or contractors. Supporting informed and confident decision-making.

- **Trust —** Third-party certified to meet the highest standards of compliance, social and environmental focus, accountability and fair lending practices.

- **Expertise —** Staff with years of innovation in energy and resiliency financing. Knowledge, expertise and broad industry perspective for best contractor and customer experience.

NEIF's comprehensive solutions address four market gaps

- **Confusing and high cost financing —** Many contractors offer non-transparent, high contractor fees, and "promotional financing" which can increase the cost to the customer and limit affordability.

- **Contractor cash constraints —** Contractors are often cash-strapped, time-strapped, and lacking a true partner to grow their business.

- **Generic and limited products —**Generic lending products don't fully address the specialized needs of energy programs nor the emerging and fast-growing markets for resiliency solutions (high quality roofs, battery storage, etc.).

- **Inadequate support to Utilities, States, and Green Banks —** Most lenders lack the specialized expertise required to effectively partner with programs that promote energy efficiency, renewable energy, and resiliency.

NEIF serves four customer types

- **Homeowners —** Point of purchase financing and insurance for qualifying energy and resiliency improvements.

- **Businesses —** Financing for commercial, industrial and municipal energy and resiliency upgrades.

- **Contractors —** Bridge financing for HVAC, lighting and other contractors.

- **Governments, Utilities, Manufacturers, Distributors, and Programs —** Administration and delivery of program and contractor network-driven efficiency and resiliency lending.

NEIF provides essential products and services

- **Lending to consumer and commercial customers —** Loan origination and servicing for efficient HVAC, windows, roofs, lighting, battery storage and other efficiency, and resilience upgrades.
- **Bridge financing for contractors —** Advance funding programs to cover contractor short-term capital needs with rebate advance payments.
- **Program administration services —** Portal technology, loan servicing, and origination for governments, utility, and other sponsors and their contractor networks.
- **Property Insurance based on resilience —** Insurance services for homeowners, which provide reduced premiums after resiliency upgrades such as roofs that are fortified against hurricane-force winds.

NEIF brings its products to market through four channels

- **Manufacturers, Distributors and Industry Associations —** Partnering with industry leaders such as Energy Kinetics, Rheem distributors, ATAS Roofing, Pearl Certification, BPI, Building Performance Association, and CEMA.

- **Direct to Contractor —** Providing a network of qualified energy and resiliency contractors vetted for financial and ethical stability, with tools and training to integrate fair financing.

- **Government Efficiency and Resilience Programs —** Developing and managing programs for government agencies such as Efficiency Maine, Pennsylvania Treasury, Philadelphia Energy Authority, and US Department of Energy.

- **Utilities and Insurance Companies —** Administering targeted financing programs for utilities such as Eversource, AEP Ohio, Xcel Energy, etc. and resilience-related programs for insurance companies.

Industry background

Residential Financing Market

- The annual home improvement market is in excess of $250 billion (Joint Center for Housing Studies, Harvard University[1]
- More than half of all home improvements are financed, 11% of this are financed with point of purchase financing other than credit cards (bankrate.com).
- NEIF's principal competitors like Synchrony, GreenSky and EnerBank focus on short term promotional financing programs ("Zero %") with high costs to the contractors.
- NEIF focuses on transparent, fixed-rate installment financing with no cost to the contractor.

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[1] https://www.jchs.harvard.edu/press-releases/residential-remodeling-continue-steady-expansion

- NEIF required share of the market to hit its planned maximum volume and sustained profitability is estimated to be 0.25% (less than a quarter of one percent)

NEIF experiences indicate that financing options for core energy and resiliency improvements remain unfocused and fragmented

- Approximately, 80% of all energy-related improvements are "reactive" – that is, they are a response to a heating or cooling system outage or other urgent upgrade.

- For many homeowners, these "reactive" home improvements ($2,500 to $25,000) come as a surprise, un-budgeted major capital expense and can often fall into the consumer's financing "twilight zone" – too big for a credit card, too small for a home equity loan.

- Credit cards, short-term promotional programs, or cumbersome traditional financing do not address the needs of buyers and contractors looking for fast turn-around, fair pricing and longer-term affordability for a major capital purchase in energy-related improvements.

- Because a reactive improvement is time sensitive and consumers may have limited, less-than-affordable or inefficient financial options available to them, they often are only able to afford cheaper and less efficient systems or improvements.

- Small and mid-size commercial borrower(s) face similar hurdles with limited and mostly short-term payment options available.

Existing products and providers do not fully address the financing needs of the multi-billion energy and resiliency improvement market

- Large National Banks and Finance Companies offer sophisticated point of purchase programs for contractors, but are generally focused on "promotional" finance programs with high costs and dealer fees that may result in a hidden finance charge to consumers. For most of these programs, lenders' energy improvements are just another line item to finance like hot tubs and All-terrain vehicles (ATV)s. Additionally, there is no motivation to integrate with utility or other energy programs, or provide specific energy industry know-how to consumers and contractors.

- Fintech platforms and internet lenders need massive volume to feed venture capital and private equity investor returns, requiring them to focus on large, high cost improvements like solar. Access to loan capital is based on the "big Wall Street banks" interest to provide financing and price. While some fintech lenders offer financing for basic energy improvements, it is typically treated as an "add-on" and not a core product.

- Local Banks and Lenders commonly focus on home equity loans or financing products that are more complex and require a longer time to process, making them unresponsive to the immediate needs of the consumer. They are generally not engaged in point-of-purchase financing, contractor network development and management, or energy-specific program administration.

Why invest in NEIF

NEIF has extensive energy, lending, compliance and regulatory knowledge led by a leadership team with decades of experience

- The NEIF management team is made up of energy finance veterans, with decades of industry and innovation and lending legacy dating to 1947.

- The team has collectively completed over $800 million in energy lending.

- Peter Krajsa, Co-Chair and Founder - Previously CEO of AFC First, a groundbreaking energy efficiency lender founded in 1947 with over 6,000 participating contractors, creators of Pennsylvania's Keystone HELP, the national EnergyLoan program, and many other market-based and state- and utility-backed financing programs. He successfully sold AFC First to Renew Financial, the creator of PACE financing, in 2015. Peter has over 30 years of industry experience.

- Matthew Brown, Co-Chair and Founder - Founder and Principal of Harcourt Brown & Carey and HBC Energy Capital, the nation's top designer of energy finance programs for States and Utilities, including California, Michigan and many others. Matthew has over 25 years of industry experience.

- Laura Nelson, Chief Operating Officer - Previously CFO of AFC First, and VP of Renew Financial and Deutsche Bank. She was instrumental in the creation of the national Warehouse for Energy Efficiency Lending and has been involved in financial management, operational controls, process improvement and regulatory and investor compliance. Laura has over 20 years of industry experience.

- Margot Brandenburg, Senior Advisor - Former founder of MyStrongHome, with over 10 years of industry experience and experience in mission-driven business and non-traditional finance. She is currently a Senior Program Manager in the Mission's Investment Team at the Ford Foundation, and was formerly Senior Associate Director at the Rockefeller Foundation. She is the co-author of the book The Power of Impact Investing.

- Tessa Shin, Vice President, Lending and Programs – Former Director of Lending and Programs at AFC First and Renew Financial. Tessa has over 15 years of industry experience.

- Teri Stoffey, Vice President, Accounting and Servicing – Former Accounting Manager at Renew Financial, and former Director of Process and Reporting at AFC First. Teri has over 10 years of industry experience.

- Ed Matos, Vice President- Business Development - Experienced contractor and program manager for utilities

- Les Robertson, Director, Insurance Services – Over 20 year of experience in operating property casualty agencies and programs, including the MyStrongHome products.

- NEIF currently has 20 employees, as of March 30,2022. based in Allentown PA and Denver CO

NEIF team members have been part of the development of the nation's most innovative energy financing programs

- NEIF is a trusted brand among contractors that seek a transparent, monthly payment option for customers.

- NEIF is well-known in the energy industry and works closely with utilities, state green banks, state energy offices, utility program implementers and others, including programs and partners such as: Pennsylvania Treasury –Keystone HELP, Efficiency Maine, Connecticut Green Bank, Eversource, United Illuminating, Michigan Saves, Energy Kinetics, P&N Distribution (Rheem), PECO, WHEEL, FannieMae, HUD PowerSaver, California Treasurer & Utilities,, Delaware Sustainable Energy Utility, West Penn Power Sustainable Energy Fund, The Sustainable Energy Fund, Philadelphia Energy Authority, ComEd, Ameren, Duke Energy, JCP&L ATAS International, Rocky Mountain Power, Xcel Energy, Sacramento Municipal Utility District, and AEP Ohio.

NEIF prioritizes resilience and has acquired and begun integrating MyStrongHome (MSH)

- MyStrongHome (MSH), a resiliency-based lending and insurance benefit corporation, is an innovative platform that operates primarily in the Southeastern U.S.

- The MSH platform finances and leverages discounts on insurance premiums for home roofing, windows, and exteriors against hurricanes and other extreme weather events. MSH assists homeowners by providing affordable financing for resilient improvements that meet the standards of the FORTIFIED for Safer Living Program of the Insurance Institute for Business and Home Safety.

- The cost of financing is reduced by saving on insurance premiums for homes that meet the FORTIFIED standard.

- NEIF provides resilience financing for battery storage, generators and related improvements. NEIF is providing battery storage financing as a resilience measure against California wildfires.

NEIF's business model combines recurring revenue and transaction fees

- NEIF earns recurring revenue on its loan servicing portfolio and retainer contracts, and transaction fee revenue on loan placement, insurance commissions and other services.

- For selected loan products, NEIF originates and funds loans to homeowners and businesses for eligible energy and resilience improvements installed by qualified contractors. NEIF sells the underlying loans into pre-committed capital pools. NEIF retains ownership, for the life of the loan, of a loan servicing spread for account management, payment processing, collections and reporting, as well as a program management spread for contractor management, training, improvement qualification, and reporting. These spreads are paid out of the loan yield on the outstanding balance of the loan portfolio and range from 1.5% to 4% annually depending on the level of services.

- NEIF receives monthly retainers from utilities and other programs. Services include the management of lending activities for a utility's commercial and small business initiatives, and range from $1,000 monthly to $5,000 monthly depending on the level of service.

- NEIF provides premium subscription services to contractors for preferred access to sales tools, NEIF's proprietary financing portals, and additional marketing services.

- A $25 million servicing portfolio, for example, would be projected to generate about $2 million in lifetime servicing revenue. This assumes $25 million in loans originated results in $2.088 million in servicing revenue based on an 87 month average life and 2.49% spread.

- NEIF originates commercial transactions (and soon residential loans) for financing products provided by third-party lenders that enhance NEIF's product offerings. Examples include larger loan amounts or different financing structures like commercial Property Assessed Clean Energy (PACE), Power Purchase Agreements (PPA), working capital lines of credit for contractors, and certain types of lease arrangements. NEIF receives a funding transaction fee of 1% to 4% of the loan amount.

- NEIF earns processing fee revenue and profit participation for advance payment to contractors for utility and government rebates through its interest in RB Funding, LLC (Rebate Bridge).

- NEIF-MSH Insurance, LLC, a wholly-owned subsidiary of NEIF, is a property & casualty insurance agency that earns insurance commissions on homeowner insurance premiums for policies associated with the MyStrongHome program for resilient home improvements such as roofing. Plans are underway to broaden the carriers, programs and footprint of the agency.

- NEIF is a licensed or compliant lender in all the states in which it operates. It maintains a full origination and servicing operation, deriving revenue for ongoing servicing fees, origination and placement fees paid by capital sources, retainers by utilities, and service fees paid by programs.

- NEIF is a 50% owner and administrator of RB Funding, which provides advance funding on rebate and other cash-flow programs for contractors under the Rebate Bridge product line.

NEIF has built robust partnerships, alliances and integrations

- Aggregation and forward purchase commitment of community bank, credit union, foundation, and socially responsible investor capital provides access to low cost, sustainable and diverse sources of funding.

- Alliances and integration with state green banks, utilities and others provide access to deal flow, to credibility and to subsidy funds that reduce loan rates, enhance marketing and increase contractor usage.

- State-of-the art origination, contractor support and servicing technology enhances contractor close rates, consumer uptake of energy improvements, and loan payment performance.

- The NEIF team understands the nuances of energy efficiency and resilience marketing and lending and how to build strong contractor and sponsor relationships that use financing to drive sales of energy efficiency with effective sales training and integrated marketing.

NEIF has a high focus on risk management and lending compliance

- Management has deep consumer lending experience with systems and documents that are fully compliant and current. Origination and servicing comply with regulations & bank partner expectations.

- The business model is built on controlled and sustained growth derived through systematic deployment through contiguous geographic areas or related vertical channels. Projections are based on receiving 0.75 applications per month for each approved contractor, with a pull through rate of 35%. These metrics are based on management's previous experience in an identical business line and have been consistent since NEIF's founding.

- The chart below shows actual figures through December 2021, estimated figures for end of and projected loan origination and servicing growth through 2025. Growth in anticipated loan volume is based on new state and utility programs (such the JCP&L and Eversource programs) either recently activated or in the likely future project pipeline.

	2019 Actual	2020 Actual	2021 Audited	2022 Proj	2023 Proj	2024 Proj	2025 Proj
RESIDENTIAL							
Funded Loans (#)	910	1,674	1,801	3,152	4,728	7,091	8,864
Funded Loans ($)	$ 6,355,443	$ 12,019,682	$ 14,076,639	$ 26,789,875	$ 40,184,813	$ 60,277,219	$ 75,346,523
EOY Portfolio (#)	3,803	3,958	4,767	7,204	10,851	16,315	22,732
EOY Portfolio ($)	$ 16,248,795	$ 22,270,220	$ 27,070,149	$ 49,799,502	$ 82,514,389	$130,414,449	$186,198,805
COMMERCIAL							
Funded Loans (#)			5	20	80	240	480
Funded Loans ($)			$ 72,291	$ 740,000	$ 2,960,000	$ 8,880,000	$ 17,760,000
EOY Portfolio (#)			4	23	97	313	715
EOY Portfolio ($)			$ 59,666	$ 784,750	$ 3,548,562	$ 11,541,422	$ 26,416,066
Total Portfolio			$ 27,129,815	$ 50,584,251	$ 86,062,951	$141,955,871	$212,614,872

Table 2. Loan Origination volume and Loan Servicing Portfolio including 2019 -December 2021 Actual and Projections for 2022-2025.

NEIF is successfully creating high-performing loans for a wide variety of energy and improvement loans, as well as helping to create affordability across a diverse group of income demographics

- Strong credit: The average credit score for all energy and resiliency funded loans by NEIF to date is 740 (2021 data). Annual charge-offs are historically less than 1%.

- Strong repayment performance: The 60-day delinquency for all standard NEIF loans is less than 1.0%, (anticipated losses are 0.90% annually based on historical performance metrics for similar portfolios originated by NEIF's management at previous companies).

- Serving all income levels: NEIF serves all income levels including low-to-moderate income borrowers – representing almost 45% of the NEIF loan portfolio and maintains an industry-leading low delinquency rate. NEIF 30-day past-due loans as of December 30, 2021 are less than 0.90% of portfolio vs. the national average of 1.64% based on Federal Reserve data.[2]

[2] https://www.federalreserve.gov/releases/chargeoff/delallsa.htm

- Diversified projects: 65% of NEIF's loans have been for efficient heating, cooling and related improvements and 35% have been for insulation and other energy and resiliency measures (2021 data).

- Reducing carbon emissions and energy costs: A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more based on Department of Energy data.[3]

- Funding spread across diverse income demographics: For all energy and resiliency funded loans by NEIF, 21.84 % have been for low income (less than 80% of Area Median Income), 25.65% have been for moderate income (between 80% and 120% of Area Median Income) and 52.51% have been for above moderate income (greater than 120% of Area Median Income). (2021 data)

NEIF's 2019- March 2022 Highlights

- Over $28 million in residential and commercial loans being serviced

- Expanded Efficiency Maine financing program

- B Corporation ® Certification achieved in August 2019

- EnergyPlus Loan financing expanded into 25 states from Maine to Florida

- Selected as Home Improvement Expert Partner by U.S. Department of Energy

- Entered resilience financing market with My Strong Home in Southeast U.S.

- Signed Sponsor/Partner agreements with, P&N (Rheem), Pearl, Sealed, JCP&L, Duke Energy, Eversource and others

- Completed acquisition of My Strong Home

- Launched Solarize Philly with Philadelphia Energy Authority, and programs with AEP Ohio, Sealed, CEMA and NYSEC, JCP&L (First Energy), Marin Clean Energy and others

- Launched a new commercial finance program with Eversource Energy in Connecticut, New Hampshire and Massachusetts

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[3]

https://www.energy.gov/energysaver/articles/how-much-can-you-really-save-energy-efficient-improvements
https://www.energystar.gov/buildings/facility-owners-and-managers/existing-buildings/save-energy/find-cost-effective-investments

- Launched financing program for Orange & Rockland commercial utility customers

- Awarded contract to provide multi-family financing at subsidized rates for Los Angeles County

- Awarded contract to provide financing to Xcel Energy Colorado customers

- Approximately 3x increase in number of commercial finance proposals year over year

- Launched newly enhanced commercial finance portal and new working capital finance program offer for contractors

- Listed four Regulation Crowdfunding debt offerings and our Class CF Preferred Units offering on Raise Green Inc.'s Investment Marketplace, raising through March 2022 a total of $730,000.

Directors, Officers, and Employees

Directors

Peter J. Krajsa

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Matthew H. Brown

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Officers

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Peter J. Krajsa

Peter Krajsa, Co-Chair and Founder is a recognized innovator in energy efficiency finance for over two decades. Peter spear-headed the creation of a number of major national energy finance programs as CEO of AFC First Financial Corporation, a specialty residential energy efficiency lender, operating programs nationally with a network of over 6,000 participating contractors. Most recently, he headed national channel business development for the innovative energy lender, Renew Financial, which acquired AFC First in 2015, as part of its national expansion plans.

As CEO of AFC First, a company founded by his parents in 1947, Peter led the development of the company's national EnergyLoan® program as one of Fannie Mae's approved lenders; created the Keystone Home Energy Loan Program in cooperation with the Pennsylvania Treasury Department, DEP and PHFA, which laid the foundation for WHEEL, (Warehouse for Energy Efficiency Loans), the world's first investment grade rated securitization of a portfolio of unsecured energy loans, the Connecticut Solar Leasing program which is the nation's first state sponsored solar leasing program, and many other state, utility and manufacturer financing programs, including on-bill financing programs in Connecticut and Illinois. After running AFC with his brother, primarily as a mortgage banker and direct lender, Peter moved the company exclusively into energy efficiency lending in 1999. Under his leadership, AFC First closed over $500 million in energy efficiency loans, was named by the U.S. DOE as the nation's first private Home Performance with ENERGY STAR sponsor, selected as one of five national pilot lenders for the HUD PowerSaver program, received the Alliance to Save Energy Andromeda Award and established the Green Energy Training Academy supported by the Rockefeller Foundation. He holds a B.S. Economics from the Wharton School, University of Pennsylvania.

Business Experience (list of employers, titles, and dates of positions held during the past three years with an indication of job responsibilities):

> Employer: National Energy Improvement Fund, LLC
> Title: Co-Chair and Founder, Managing Member
> Dates of Service: July 2017-present
>
> Employer: Renew Financial
> Title: Executive Vice President
> Dates of Service: October 2015-March 2017
>
> Employer: AFC First Financial Corporation
> Title: Chairman and CEO
> Dates of Service: May 1978-October 2015

Matthew H. Brown

Matthew Brown, Co-Chair and Founder has worked in the energy finance and policy field for more than 20 years, beginning his work with the accounting and consulting firm of KPMG in New York. He subsequently worked with an environmental, energy and finance consulting firm conducting research on viability of clean coal companies in the late 1980s. He went on to work with the City of New York, where he was in charge of establishing public-private partnerships for the financing of natural gas fueling stations, among other related activities.

In 1994 he moved to Denver where he headed the National Conference of State Legislatures energy program for 11 years. In this role, he directed a program that provided non-partisan advice on a wide variety of state clean energy policies, including renewable energy standards, tax policy, and establishment of public benefit funds, among numerous other roles. During this time, he testified in more than 35 state legislatures, as well as in front of the Federal Energy Regulatory Commission. In 2005, Matthew moved to Paris, France to begin consulting work with the International Energy Agency, focusing on renewable energy and energy efficiency. Upon his return to Colorado, Matthew built upon his background in a combination of clean energy policy and finance to develop an extensive practice that involves assisting state governments, utilities, lenders, the U.S. Department of Energy, national associations and others in the area of clean energy finance.

Matthew has led HB&C's engagement with the four California investor-owned utilities to develop and implement energy efficiency financing programs as well as a similar engagement to develop a third party financing program with utility bill collections for the Hawaii Public Utilities Commission. He had led the engagement with Xcel Energy advising on financing. Matthew has worked extensively with financial institutions to advise on deployment of capital through loans and leases for clean energy in the western United States as well as nationally. Matthew's expertise in advising governments that are looking to support financing program development has led to the development of multiple public-private partnerships between state governments and private capital providers and lenders. Matthew holds a BA from Brown University and an MBA from New York University's Stern School of Business.

Business Experience (list the employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC
Title: Co-Chair of the Board and Founder, Managing Member
Dates of Service: July 2017-present

Employer: Harcourt Brown and Carey
Title: Founder and Principal

Dates of Service: January 2011 – present

Laura Nelson

Laura Nelson, Chief Operating Officer - has been involved in financial management, operational controls, process improvement and regulatory and investor compliance for over fifteen years. Most recently she was Vice President, Financial Operations for Renew Financial where she was engaged in all financial aspects of unsecured and PACE lending prior to Renew's acquisition of AFC. First in 2015, she served as AFC's Chief Financial Officer. As AFC's CFO, she oversaw all investor reporting to states, utilities and financial institutions as well as managing systems, IT, licensing, accounting and compliance. She was previously Vice President, Corporate Actions Department at Deutsche Bank, and worked in mutual fund accounting at State Street. She holds an MBA from Boston College and a BSBA from Bucknell University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC

Title: Chief Operating Officer

Dates of Service: July 2017-present

Oversees all operations including lending, compliance and regulatory matters.

Employer: Renew Financial

Title: VP–Financial Operations

Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation

Title: Chief Financial Officer

Dates of Service: February 2011-October 2015

Employees

NEIF currently has 20 employees as of March 30, 2022. Three senior employees are profiled below.

Tessa Shin

Tessa Shin, Vice President – Lending and Programs has helped develop and manage some of the nation's most innovative energy financing programs including Keystone HELP and on-bill programs in Connecticut and Illinois. Most recently she was Director of Unsecured Lending for Renew Financial and prior to Renew's acquisition of AFC First she was AFC's Director of Lending and Programs where she managed policies and procedures for AFC's energy efficiency lending programs as well as AFC First's Home Performance with ENERGY STAR and Power Savers programs. She has earned her BPI Building Analyst designation, and holds a B.S. from Cedar Crest College.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

    Employer: National Energy Improvement Fund, LLC

    Title: VP– Lending and Programs

    Dates of Service: July 2017-present

    Employer: Renew Financial

    Title: Director of Unsecured Lending

    Dates of Service: October 2015-June 2017

    Employer: AFC First Financial Corporation

    Title: Director of Lending and Programs

    Dates of Service: February 2011-October 2015

Teri Stoffey

Teri Stoffey, Vice President – Accounting and Servicing has had leadership roles in both accounting and loan servicing management, overseeing general ledger, audit and internal systems and controls as well as loan level servicing reporting and financial compliance for relationships with states, utilities and capital sources. Most recently she was Accounting Manager for Renew Financial, and prior to Renew's acquisition of AFC First, she was AFC's Director of Process and Reporting. She holds a B.S. in Business Administration/Accounting from Bloomsburg University and an MBA with a concentration in Accounting from DeSales University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

    Employer: National Energy Improvement Fund, LLC

    Title: VP– Accounting and Servicing

    Dates of Service: July 2017-present

    Employer: Renew Financial

    Title: Accounting Manager

    Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation

Title: Director of Process and Reporting

Dates of Service: November 2011-October 2015

Edward Matos

Edward Matos, Vice President – Business Development joined NEIF as Business Development Director for NEIF's Rebate Bridge program where he was responsible for contractor advanced funding for efficiency program rebates. In his expanded role he focuses on all aspects of NEIF's residential, commercial and rebate advance financing and leads NEIF's national Business Development team in developing its network of qualified HVAC, home performance, roofing and energy contracting companies while also working with partners to escalate program uptake. He attended Tufts University and holds a BA from New York University

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC

Title: VP– Business Development

Dates of Service: July 2021-present

Employer: CLEAResult

Title: Senior Program Manager

Dates of Service: January 2020-August 2020

Employer: Competitive Advantage Consulting

Title: President

Dates of Service: February 2016-present

Risk Factors

Company Risks

Limited operating history — The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2017 and began to operate in 2018, has a limited history of operations or earnings.

Benefit company — As used herein, the term "Business" shall refer to operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including promoting energy savings by increasing and improving access for affordable financing of energy efficiency, and resiliency improvements for consumers and business. As used herein, "Benefit Company" shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to include general and/or specific public benefits explicitly; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance. The Company operates as a Benefit Company, which means, among other items, that the Company may consider factors other than maximizing profit and "member equity" when making business decisions, including, but not limited to, general or specific public benefits. Any such decisions may adversely affect the profitability of the Company and/or the ability of investors to realize a return on their investments.

The Company faces significant competition — Other persons and entities in the geographic area to be served by the Company are currently engaged in businesses or providing products or services that are similar to, or competitive with, the Business of the Company (a "Competitive Business"). In the future, additional persons or entities may also become engaged in Competitive Business activities in the geographical area of the Business. The Company is operating in an extremely competitive lending environment. In addition, future competitors may enter the Company's line of business. The Company's competitors may offer services which the Company does not offer or plan to offer, and may have substantially greater resources, name recognition and market presence that benefit them in attracting business. Such competition may adversely impact the profitability of the Company.

Lack of energy efficiency and resilience financing/loan transactions — The Company's revenue will be closely related to the number of energy efficiency and resiliency financing/loan transactions in which it participates. A lack of financing transactions, or defaults under any such financing transactions, would have a direct adverse impact on the ability of the Company to meet its obligations.

General economic conditions may have a significant impact on the Company's financial condition and operating results — The success of the Company depends in large part on general economic conditions. Adverse changes in the economy could reduce the growth rate of the Company, impair the Company's ability to collect loans, and generally affect the Company's financial condition and results of operations. Any sustained economic downtown, whether resulting from the current COVID-19 pandemic or otherwise, could: (i) reduce the demand for the Company's services; (ii) lead to increased instances of loan defaults; and/or (iii) influence other factors which could negatively impact revenues. The Company will primarily provide unsecured energy efficiency loans for residential projects as well as brokering both unsecured and secured financing for commercial projects. The Company's unsecured products are largely based on the Fannie Mae underwriting standards and performance characteristics which historically provided annualized loss rates of less than 1%, far lower than traditional unsecured lending. The risks associated with unsecured loan originations include, without limitation, the lack of collateral with value to offset credit exposure in a loan default scenario, credit quality, and access to capital. The Company focuses on these types of programs because of market expectations, point-of-purchase loan delivery requirements, and the transaction speed necessary for equipment replacement projects i.e., heat pump replacement in winter where a customer has no heat.

The Company's revenue stream and ability to generate new programs is dependent on its ability to generate a high-quality loan portfolio — While the credit risk associated with these loans generally resides with the capital source, it is the Company's business risk that loan performance drives revenue through its program management fee. A significant increase in loan defaults would have a negative impact on the Company, its profitability and its ability to pay preferred stock dividends. Loan quality is directly impacted by underwriting standards applied by the Company in approving borrowers for financing of energy efficiency and resiliency improvements. Weakening these underwriting standards could lead to a higher level of defaults than has been the case historically, which could impact the Company's profitability and its ability to pay any distributions to Members. The Company takes no credit risk in its commercial finance brokerage activities.

The Company is dependent on outside capital sources to provide permanent financing for the loans it generates. An economic downturn could impact capital markets by making capital more expensive or unavailable, thus interrupting the Company's business model and impacting its ability to operate profitably or impacting its ability to pay Distributions on the Certificates. The Company relies on servicing rights, and forecasts expected revenue streams that may not result as expected. An adverse impact on the Company's retained servicing rights would have an adverse impact on future revenue streams and impact the Company's ability to operate profitably and pay Distributions on the Certificates.

Without limiting the foregoing, the Company estimates the value of its servicing rights on an annual basis, taking into account underlying characteristics of the loans it is servicing, including, without limitation, prepayment speeds, default rates, cost to service loans, and an implied present value factor to state the current value of expected future revenue streams. Any material change in these forecasts (or the actual results of such forecasts) could result in an adverse impact on the Company's (i) retained servicing rights, (ii) future revenue streams or available cash, and/or (iii) the Company's ability to operate profitably and/or satisfy its obligations (including, without limitation, any obligations under the Certificates).

A majority of the Company is owned by a small number of owners — Beneficial Owners (holding 20% or more of the Company's outstanding voting equity securities) own 100% of the Company. Subject to any fiduciary duties owed to other owners or investors under Pennsylvania law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company actions. They may have interests that are different from yours. Importantly, they can influence the approval to pay cash distributions to Preferred Classes. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their Company, or support or reject other management and board proposals that are subject to owner approval.

Preferred Equity Risk

Preferred stocks are equity securities, just like common stocks. The dividend or distribution payments on preferred stocks must typically be paid before any dividends can be paid to common stockholders. The dividends and return of principal are not guaranteed by the Company in the same way that interest payments and return of original investment on the Company's bonds are guaranteed. If the Company misses an interest payment on its bonds, it is in default of its bond agreement, and bondholders can sue the Company. If the Company misses a preferred dividend or distribution payment, it's not in default.

Uncertainty around the timing and size of Distribution Payments. There is no defined maturity. Preferred securities receive Dividend or Distribution Payments whose timing and size is determined by a waterfall for available cash, defined in the Company's Operating Agreement, and prior to distribution must be approved by the Board. While a Company may intend to pay distributions based on a specific schedule, the actual schedule of payments will be dependent on how the Company is performing, ability to access cash, among other variables. It is possible that the Company would need to delay payments for one quarter or many quarters or for an undefined period of time. Investors cannot rely on this cash flow in the same manner they could for a fixed income investment. Investors may never receive interest (dividends) on their original investment amount or their original investment amount back.

Limited Upside potential -- While the ability to make timely and complete Dividend or Distribution Payments is generally supported by good operating performance and increased value in the Company's equity, the Certificates do not include any equity-related upside or bonus, unlike other Classes of Preferred securities may be structured, or most commonly with Common Stock.

Interest rate risk — Interests fluctuate over time and may go up or go down. If interest rates go up for a similar investment in the future, this investment will maintain its original lower rate. Subject to any applicable restrictions on the transfer of such Certificates, if an investor desires to sell their Certificate to someone else, a third-party, such third-party may require a discount from the investor's original or un-returned principal investment amount, which would cause them to potentially realize a loss on their investment.

Call risk — The Certificates, at the option of the Company, can be redeemed at any time with no penalty to the Company. At the time the Company calls your Certificate and pays you the un-returned principal back and interest owed, you may find when you reinvest your money, current interest rates are lower, and your new investment will carry a lower interest rate. And, there is a risk that when interest rates are lower, the Company may want to call the security.

Priority of Payment risk — The Certificates are a form of equity and any distribution and/or liquidation rights under the Certificates, are unsecured obligations of the Company that are "subordinated" (i.e., junior in distribution priority and liquidation preference) to the rights of all currently existing, and potentially future, senior classes of equity or debt securities of the Company (currently, the Class A Units, the Class B Units, and the Class E Units). Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the Certificates. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Certificates. For the avoidance of doubt, no assurance can be given that a Class CF Member will realize their anticipated return on said investment, or any return at all, or that said Class CF Member will not lose their entire investment. In addition, given the Certificates have no voting rights, they can not influence the Company in a manner that benefits the Certificate holders.

Valuation risk — While the Company believes that the interest rate that is applicable to the Certificates is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a Change of Control event or a registration of the Securities. While this Class CF of Preferred Units has an expected pay-back of original investment, thus reducing the importance of having a liquidity event that other classes of Preferred securities might have, it is important to understand that there can be no assurance that any form of merger, combination, or sale of the Company will take place, triggering a Change of Control redemption of the Certificates under the terms of the Operating Agreement, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, you may be unable to register the Certificates for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that you are unable to effect a registration, Purchasers could be unable to sell their Certificates unless an exemption from registration is available, as outlined in the Subscription Agreement.

Unsecured Fixed Income Note Risk

Fixed Income has Risk

With unsecured fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). This is unlike an equity "common stock" investment where there is no promise by the Company to pay you a set amount. However, while there is this promise, if a Company goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either su er a loss of their investment or not realize their anticipated return on their investment. In addition, because the amounts payable on the Notes are xed amounts, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful. The debt notes issued under Regulation CF are subordinated notes. That means that noteholders stand behind other debtors and in this case the Preferred Equity A, B, E, and CF holders.

General Security Risks

No Voting Rights and Principal Shareholder rights

The Class CF Preferred Equity and the Subordinated Debt Notes do not have any voting rights or other ability to influence any actions by the Company. Only the Common Units have voting rights. The principal shareholders, currently two individuals that are also running the Company, have the right to direct the operations of the company and issuance of securities, among other management functions which can negatively impact the Preferred and Debt security holders.

Risks related to certain Corporate Actions.

Additional issuances of securities — The Company may issue additional Climate Action Notes and Preferred Equity which may reduce cash available to pay debt service to Noteholders and for the Board to approve dividend payments to Class CF holders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders and cash dividends to Class CF holders.

A sale of the Company or of assets of the Company — a Change of Control event, investors are expecting to be paid the remaining outstanding balance of their principal investment and accrued interest. It is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders and dividends to Class CF holders.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes or Class CF preferred equity. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Rights of the securities (materially limited, diluted or qualified by the rights of other classes of security)

The Common Units holders have all the voting rights of the Company and can influence all decisions to issue additional securities. Additional issuances - whether Preferred Securities or Debt - may impact the ability for the Company to pay any dividends or debt obligations. The Regulation CF Debt securities are subordinated to all currently existing, and potentially future, classes of equity of the Company (including, without limitation, the Class A Units, the Class B Units, the Class E Units and Class CF Units) except for the already issued Climate Action Investment Notes, Class C Units and Class D Units.. For the avoidance of doubt, no assurance can be given that a Debt security holder or an Equity security holder will realize their anticipated return on said investment, or any return at all, or that said holder will not lose their entire investment.

General Crowdfunding Risks

Speculative — Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity — Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Restrictions on Transfer of Securities under Regulation CF - Pursuant to Regulation CF, securities issued may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued except for limited circumstances. For further information see Appendix 1. After the one year period, any transfer or sale of the Notes must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items.

Cancellation restrictions — Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure — The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in personnel — An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud — As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Lack of professional guidance — Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

This Preferred Offering allows for "Rolling Closes" — If the Company meets certain requirements, an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Regulation CF Securities

Climate Action Preferred Investment Certificates

For the avoidance of doubt, the term "Certificates" is used in this Offering to represent the Climate Action Preferred Investment Certificates, which in the Subscription Agreement and the Operating Agreement may also be referred to as: Class CF Preferred Term Units, Class CF Preferred Certificates, Class CF Units, or Membership Units of the Class CF.

Climate Action Preferred Investment Certificates

Original Issue Price: $1,000
Offered in Incremental Amounts of $1000
From October 20, 2021 to October 19, 2022
Target Offering Amount of $10,000 to a Maximum Offering Amount of $2,000,000

10 to 2,000 **Climate Action Preferred Investment Certificates** or "Certificates
Class CF Preferred Term Units" or "Class CF Units"
Non-Voting Preferred Equity
Redeemable via 7-year Amortization
Interest Rate: 7.00% Annual Rate
Maximum Expected Return: Purchase Price plus 7%
Liquidation/Distribution Priority: Fourth
Redeemable at any time at the option of the Company

Summary

The **Climate Action Preferred Investment Certificates** ("Certificates") are non-voting units of preferred equity in the Company. The Original Issue Price for each Certificate in this Offering is $1000 and additional amounts may be invested in increments of $1000 thereafter.

The Company is offering a Target Offering Amount of $10,000 (10 Certificates) and will take oversubscriptions up to a Maximum Offering Amount of $2,000,000 (2,000 Certificates) on a first-come, first-served basis.

The Company has completed two rolling closes to date totalling $325,000, and a third rolling close occurred on April 28th 2022 and is currently in the process of settling.

Redeemable via a seven (7) year amortization. Subject to available cash and Board approval, the Company intends to, but is not required to, provide quarterly Distribution Payments to investors over seven (7) years (subject to extension as further described in the Operating Agreement) consisting of interest accrued on any un-returned Original Issue Price (principal) and a return of a portion of the Original Issue Price.[4]

Interest Rate: 7% annual rate. Interest (dividend) accrues on any un-returned Original Issue Price at an annual rate of 7%.

Maximum Expected Return: Purchase Price plus 7% . Certificates are structured to receive an interest (dividend) rate and not participate in any equity upside.

Liquidation/Distribution Priority: Fourth. Certificates are fourth (4th) in the equity payment waterfall to receive cash payments. behind certain other Preferred Securities but in front of Common Equity, as defined in the Operating Agreement.

Redeemable at any time at the option of the Company. Certificates can be redeemed by the Company at any time by paying Certificate holder any un-returned Original Issue Price plus any accrued but unpaid interest (dividend).

For the full text of the Security, review the Operating Agreement and Subscription Agreement In Appendix 3 and 4 of the Form C for this offering on the SEC Edgar Site here:
https://www.sec.gov/Archives/edgar/data/1727750/000174758421000025/NEIFClimatAction5.pdf

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[4] Note, Company refers to interest payments, however, given this is preferred equity, the payments legally are a dividend.

Climate Action Investment Notes

Climate Action Investment Notes
Original Issue Price: $1,000
Offered in Incremental Amounts of $1000
Unsecured Subordinated Debt Notes or "Notes"
5.00% Coupon Per Year, Interest paid Quarterly
5 Year Maturity

NEIF Climate Action Investment Notes - Round 4 - Maturity Date: 6/1/2026
(filing date 2021-03-08)
https://www.sec.gov/Archives/edgar/data/0001727750/000174758421000005/0001747584-21-000005-index.html

NEIF Climate Action Investment Notes - Round 3 - Maturity Date: 01/01/2025
(filing date 2021-10-01)
https://www.sec.gov/Archives/edgar/data/0001727750/000174758420000006/0001747584-20-000006-index.html

NEIF Climate Action Investment Notes - Round 2 - Maturity Date: 09/17/2025
(filing date 2020-08-17)
https://www.sec.gov/Archives/edgar/data/0001727750/000174758420000003/0001747584-20-000003-index.html

NEIF Climate Action Investment Notes - Round 1 - Maturity Date: 08/15/2025
(filing date 2020-07-18)
https://www.sec.gov/Archives/edgar/data/0001727750/000174758420000002/0001747584-20-000002-index.html

The Company plans to provide investors with NEIF's annual **Benefit Report** detailing its impact on 1) energy and carbon savings from efficiency improvements financed, 2) strengthening of building resilience to extreme weather events from improvements financed 3) broadening of the affordability of these improvements to all classes of income, and 4) the influence of NEIF's program's on small business development and contractor growth.

Ownership and Capital Structure

Beneficial Owners

Below are the names and ownership levels of each person, as of the most recent practicable date, who are beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. Class C and Class D Common Units are the only Voting Equity in the Company, and Peter Krajsa and Matthew Brown are the two and only beneficial owners of NEIF.

Name of Holder	Number and Class of securities Now Held	% of Voting Power Prior to Offering	% of Voting Power After Offering
Peter J. Krajsa	Class C Common 300.04 Class D Common 0.05	50%	50%
Matthew H. Brown	Class C Common 300.04 Class D Common 0.05	50%	50%

Table 3. Beneficial Owners' ownership percentages as March 2022

Capital Structure

This is the Capital Structure of NEIF as of March, 2022.

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights
Common Units	Class C 631.96	631.96	yes

	Class D 404.04	404.04	yes
Preferred Units	Class A 100.00	7.66	no
	Class B 100.00	99.16	no
	Class E 15.00	12.66	no
	Class CF 2000.00	325.00	no
Debt Securities*	Regulation CF	405.00	no

*Table 4. Capital Structure as of March, 2022 . *Note: The Debt Securities had a minimum increment of $1,000 and total outstanding dollar amount of $405,000*

A Preferred Equity Offering of Class A, Class B, Class E and Class CF Units is underway but, as of March 30, 2022 , is not completed. See Exempt Offerings below.

Terms of the securities may not be modified unless there is agreement between parties.

Common Units holders are the only holders with voting rights and can influence the actions of the Company.

For additional information regarding the differences between the various Equity and Debt securities, please see Exhibit X and Y which provide the Operating Agreement and the Terms of the Debt Securities.

Indebtedness

The Company has warehouse and operating lines of credit and loans from officers. The Company also has subordinated debt raised in its initial Regulation CF offering.

Creditor(s) Date 03/30/2022	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms

Hatch Bank	$0.00	LIBOR plus 3.5%	May, 2022 with provisions for annual renewal	Warehouse line of credit, used to fund loans prior to sale to Hatch Bank. Total amount available: $1,000,000
Loan from Officers	$699,207	4.75%	No maturity date	Interest only, payable upon demand
Climate Action Investment Notes, Subordinated Debt	$405,000	5.00%	June 1, 2026	Quarterly coupon payments
Subordinated Debt	$800,000	9.00%	August, 2026	Interest only
SBA EIDL Loan	$499,500	3.75%	March, 2052	Deferred Payments

Table 5. Material indebtedness of the Issuer as of March 20, 2022

Exempt offerings conducted by the issuer within the past three years

 The Company has raised capital from Common Equity and Preferred Equity Offerings for a total amount of $5.648 million as of March 2022. These offerings are exempt from registration with the SEC, considered private offerings under Regulation D and not available publicly. As referenced in the Capital Structure section, the Company is currently seeking additional investment in Preferred Class A and B Units. The Company has also conducted five Regulation Crowdfunding offerings of Climate Action Investment Notes and Preferred Equity through Raise Green, Inc.'s investment portal as noted in the table below. The Class CF Preferred Equity raise is ongoing.

Date of Offering (as of	Exemption Relied Upon	Securities Offered	Amount Sold ($)	Use of Proceeds

03/30/2022)				
December 22, 2017 (offering is not complete)	Regulation D, Rule 506(b)	Various classes of preferred equity (Class A,B,E) and common equity	$5,225,000 (offering is not complete)	Company's general operations and operating expenses
October 1, 2020 - December 31, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$97,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
July 10, 2020 - August 12, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$109,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
August 17, 2020 - September 16, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$62,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
March 5, 2021 - May 31, 2021	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$137,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
October 20, 2021 - ongoing	Regulation CF	Climate Action Preferred Investment Certificates	$325,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs

Table 6. Exempt Offerings conducted by the issuer within the past three years as of March 30, 2022.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. NEIF UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

NEIF was organized in 2017, and became operational in 2018, with planned operating losses during the startup and growth phase through 2022, when NEIF is, based on information currently available as well as certain assumptions from the management team, projected to achieve positive returns when total loans being serviced approach $75 million. Investment has been, and continues to be made in technology and product development during this period and development is on plan with the Company now operating energy efficiency and resilience programs in 25 states and commercial programs nationally.

The Company was profitable for Q1 2022, and the unaudited statements are shown in Table 8. The Company's fully audited financial statements for 2021 and 2020 are provided for investors to review in this report, consistent with 17 CFR Section 227.202 -Ongoing Disclosure Requirements, . Projections for future loan portfolio growth are included in Table 2 above, and for financials in Table 9.

Revenues

NEIF's revenues are based on a mix of residential, commercial, and service income streams.

These include recurring revenue derived from the servicing of residential and commercial loans (collected monthly from each loan being serviced); program delivery and administration contracts from utilities, states, and others; subscriptions for premium services; and insurance commissions from resilience-based insurance agencies. Project Fee Revenue is derived from transaction fees paid upon funding of commercial energy improvements, loan origination and documentation fees, bridge financing service and related fees, and management fees for resilient roofing retrofits.

NEIF derives its primary revenue in its commercial financing from brokerage fees paid by banks and other lenders where it places loans. NEIF currently places loans with twelve lenders (as of March 30, 2022) and for this loan activity assumes no credit risks. Its other primary revenue stream is a dozen retainer agreements with utilities (as of March, 2022) who contract with NEIF to administer their lending programs for small business customers.

Table 2 provides projections for both residential and commercial loan growth.

NEIF earns revenue from its investment in RB Funding by providing interim financing to contractors for rebate funds due them and other cash-flow related issues. Capital for these programs is provided by EnergyOne Finance, the other 50% owner of RB Funding, NEIF bears no credit risk on the financings and earns revenue primarily from administrative fees. NIEF experienced significant growth in the these program in 2021 with revenue largely reflected in 2022.

The acquisition of the MyStrongHome resilience platform provides another channel of residential loan origination and an expansion into the southeast U.S. NEIF will also earn fee revenue from insurance commissions.

Cash revenue from loan servicing in 2021 was 32.82 % higher than similar revenue in 2020 (see Table 8). This was due to an increase in loans being serviced and the resulting cash income derived from monthly servicing fees. Commercial transaction fee revenue increased by 81.14% from 2020 to 2021 as a result of additional projects being financed and additional retainer contracts with utilities. Cash income from rebate processing and profit from the related investment in RB Funding LLC increased by 37.35%% from 2020 to 2021 as a result of implementation of new programs. Non-cash revenue (noted in the Audited Financials in Appendix 2 as "Gain on loan servicing rights") decreased from 2010 to 2021 by 22.66% due to the organic decrease cause by run-off from older loan portfolios.

Total Revenue for 2021, not including Paycheck Protection Program income, was 25.68% higher than 2020. Revenue growth terms through March 2022 was on track to exceed this number on an annual basis. While NEIF loan volume and cash revenue have both increased through the pandemic period, some new program launches were delayed and this may impact our full year 2022 results. However, the Company is now seeing new program launches and seasonal increases in loan volumes and it is expected that the servicing portfolio will be in excess of $50 million by year end 2022.

Expenses

NEIF acts as the licensed funding lender for its residential programs; it funds loans from its own capital, from warehouse lines of credit, or from funds held by NEIF on behalf of others. NEIF then periodically sells the underlying loans to capital sources where it has forward purchase commitments and retains a recurring revenue "spread" earned for the loan servicing and program administration.

Operating expenses are largely due to the investment in personnel, technology and capital costs during the start up period. Operating expenses stayed essentially flat from 2020 to 2021 with nominal planned investments in personnel and technology. Staffing is now fully stable and able to support revenue growth, with additional hiring based on scalable variable costs for new programs. Expenses in technology are also limited to variable costs for new programs.

Net Income

The bulk of NEIF's revenue is earned from servicing and program administration fees (Loan Servicing fees and Commercial fees) earned on the servicing book. NEIF incurs program setup and operating program costs while related income ramps up.

This means that NEIF will incur operating losses until the servicing book is large enough to cover program costs. Due to the impact of Covid, several program launches were delayed. These programs are now active and producing loan volume and NEIF anticipates that revenue from the servicing book and other program income will exceed operating expenses in 2023.

NEIF's net income (loss) increased by 19.34% from 2020 to 2021. As the servicing book increases and program continued to be added, consistent profitability is projected. March 30, 2022 unaudited statements reflect a nominal net profit

Valuation

The Regulation CF Climate Action Investment Notes, subordinated debt security, and the Class CF Preferred Equity securities are private securities. Private securities are difficult to value given the lack of direct comparable securities and short operating history of the company. We would start with the principal investment amount outstanding for each security. For the debt notes, while a different risk profile, a base from which to start would be a review of similar maturity bank CD interest rates. The Class CF preferred security is an ongoing offering and continues to make sales of new securities with the target redemption over 7 years, at the 7% rate. For the preferred equity, while a different risk profile, a base from which to start would be a review seven year bank CD interest rates.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

The Company intends to treat the Class CF units (the Certificates) as a Preferred Class of equity under the legal definition, but for tax purposes will treat this Class as creditors and report their interest to them on a 1099-INT. Investors should consult with their tax advisor regarding tax treatment of any Distribution Payments.

<u>Disqualification</u>

No Disqualifying event has been recorded in respect to the company or its officers or directors.

<u>Compliance Failures</u>

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

<u>Related Party Transactions</u>

None.

Financial Statements for Fiscal Years 2020 and 2021

Financial statements provided here are prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statement of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Balance Sheet				
Assets	**2019 Audited**	**2020 Audited**	**2021 Audited**	**March, 2022 Unaudited**
Cash and equivalents	$ 623,044	$ 919,186	$ 738,153	$ 1,331,680
Loan servicing fees receivable	$ 60,904	$ 111,557	$ 133,688	$ 154,134
Owned loan receivables	$ -	$ -	$ -	$ 37,977
Other receivables	$ 10,150	$ 15,050	$ 57,196	$ 34,190
Loans held for resale	$ 85,210	$ 7,023	$ 34,925	$ 236,712
Prepaid expenses	$ 18,344	$ 16,802	$ 137,861	$ 30,285
Loan servicing asset	$ 700,220	$ 1,013,882	$ 1,256,461	$ 1,346,310
Furniture and equipment, net	$ 40,600	$ 28,433	$ 16,265	$ 13,894
Intangibles, net	$ 63,815	$ 181,894	$ 234,038	$ 257,201
Security deposits	$ 7,000	$ 7,000	$ 7,000	$ 7,000
Investment in RB Funding, LLC	$ 43,467	$ 109,277	$ -	$ (47,360)
Limited-use assets, restricted cash	$ 771,889	$ 902,883	$ 2,011,120	$ 2,324,793
	$ 2,424,643	$ 3,312,987	$ 4,626,707	$ 5,726,815
Liabilities				
Note payable, bank line of credit		$ 203,500	$ -	
Accounts Payable				$ 3,567
Accrued expenses	$ 33,139	$ 40,683	$ 95,650	$ 71,864
Amounts due on serviced loans	$ 812,094	$ 1,047,565	$ 2,120,459	$ 2,496,013
Loan loss reserve		$ 92,047	$ 92,047	$ 92,047
Deferred revenue	$ 9,000			
PPP loan payable		$ 247,100		
SBA EIDL Loan Payabe				499,900
Subordinated debt		$ 171,000	$ 1,205,000	1,205,000
Due to preferred members	$ 34,726	$ 49,796	$ 57,620	9,895
Due to common members	$ 288,461	$ 516,339	$ 649,208	699,208
Member earnout payable	$ 36,586	$ 335,987	$ 318,437	310,232
	$ 1,214,006	$ 2,704,017	$ 4,538,421	5,387,726
Members' Equity & Tangible Net Worth				
Class A Preferred		$ 30,000	$ 200,000	230,000
Class B Preferred	$1,975,000	$ 2,575,000	$ 2,975,000	2,975,000
Class E Preferred		$ 380,000	$ 380,000	380,000
Class CF Preferred			$ 163,000	325,000
Class C Common	$500000	$ 500,000	$ 500,000	500,000
Class D Common	$1,250,000	$ 1,250,000	$ 1,400,000	1,600,000
Accumulated Deficiency	($2,514,363)	($4,126,030)	($5,529,714)	(5,670,911)
Total Members' Equity	$1,210,637	$608,970	$88,286	339,089
Tangible Net Worth (w/ sub-debt)	*$1,210,637*	*$779,970*	*$1,293,286*	*1,544,089*
Total Liabilities and Members' Equity	$2,424,643	$3,312,987	$4,626,707	5,726,815

Table 7: Audited financial results for 2019, 2020 and 2021 and unaudited financial through March, 2022.

Statement of Operations

	2019 Audited	2020 Audited	2021 Audited	March, 2022 Unaudited
Servicing Book	$ 16,248,795	$ 22,270,220	$ 27,129,815	$ 28,533,454
Revenue				
Loan servicing income	$ 425,059	$ 559,824	$ 743,607	$ 201,745
Program and fee income	$ 134,461	$ 146,665	$ 266,162	$ 179,311
Rebate income	$ 69,200	$ 70,950	$ 97,450	$ 126,300
Insurance income	$ -	$ -	$ 21,577	$ 4,747
Other Income			$ -	
Gain on loan servicing rights	$ 181,090	$ 313,662	$ 242,579	$ 89,850
Total Revenue	$ 809,810	$ 1,091,101	$ 1,371,375	$ 601,953
Expenses				
Advertising	$ 20,116	$ 97,494	$ 74,994	$ 18,768
Bad Debts	$ -	$ 73,264	$ -	
Bank Service charges	$ 37,904	$ 53,707	$ 43,755	$ 7,063
Compliance	$ 7,362	$ 5,548	$ 11,757	
Computer expenses	$ 203,997	$ 244,729	$ 211,094	$ 79,216
Consulting	$ 6,724	$ 10,366	$ 2,163	
Contributions	$ 3,861	$ 608	$ 426	$ -
Depreciation & amortization	$ 28,629	$ 37,274	$ 45,762	$ 7,231
Dues & subscriptions	$ 33,089	$ 16,517	$ 37,425	$ 3,224
Equipment rental	$ 5,847	$ 5,913	$ 4,342	$ 1,178
Insurance	$ 40,970	$ 56,309	$ 59,999	$ 3,983
Legal & accounting	$ 87,615	$ 102,539	$ 77,583	$ 10,231
Licenses & permits	$ 44,870	$ 38,222	$ 29,435	$ 3,228
Loan processing/servicing costs	$ 96,462	$ 155,029	$ 188,299	$ 43,075
Marketing expenses	$ 4,373	$ 1,585	$ 2,354	$ -
Meals & entertainment	$ 15,289	$ 4,675	$ 10,209	$ 971
Office expenses	$ 17,153	$ 18,345	$ 10,786	$ 6,870
Rental expenses	$ 78,269	$ 85,648	$ 85,402	$ 12,975
Telephone	$ 15,005	$ 18,029	$ 19,350	$ 2,382
Travel	$ 47,698	$ 14,086	$ 19,615	$ 4,549
Utilities	$ 2,804	$ 5,152	$ 5,097	$ 991
Wages & salaries	$ 669,867	$ 726,271	$ 821,861	$ 227,356
Commissions	$ 20,947	$ 44,975	$ 80,055	$ 10,657
Guaranteed payments	$ 500,000	$ 500,000	$ 500,000	$ 125,000
Employee benefits	$ 95,871	$ 126,983	$ 100,936	$ 66,383
Pension plan contribution	$ -	$ -	$ 13,017	
Payroll taxes	$ 58,884	$ 63,485	$ 76,851	$ 24,874
Total Operating Expenses	$ 2,143,606	$ 2,506,753	$ 2,532,567	$ 660,204
Operating Profit	$ (1,333,796)	$ (1,415,652)	$ (1,161,192)	$ (58,251)
Income from affiliates	$ 56,907	$ 87,621	$ (106,050)	$ 109,463
Gain on earnout provisions	$ -	$ -	$ 6,764	
PPP Loan forgiveness	$ -	$ -	$ 247,100	
Interest expense	$ (1,477)	$ (26,062)	$ (79,024)	$ (38,366)
Net Profit	$ (1,278,366)	$ (1,354,093)	$ (1,092,402)	$ 12,846

Table 8. Audited financial results for 2019, 2020, and 2021, and unaudited financial results through March, 2022.

2022 Proj	2023 Proj	2024 Proj	2025 Proj
$ 50,584,251	$ 86,062,951	$ 141,955,871	$ 212,614,872
$ 967,540	$ 1,701,258	$ 2,838,834	$ 4,414,406
$ 332,703	$ 415,878	$ 519,848	$ 649,810
$ 487,250	$ 243,625	$ 243,625	$ 243,625
$ 32,366	$ 48,548	$ 72,822	$ 109,234
$ 686,391	$ 1,473,328	$ 2,284,290	$ 3,163,798
$ 2,506,249	$ 3,882,637	$ 5,959,420	$ 8,580,872
$ 89,993	$ 107,991	$ 129,590	$ 155,508
$ 45,068	$ 46,420	$ 47,812	$ 49,247
$ 12,110	$ 12,473	$ 12,847	$ 13,233
$ 217,427	$ 223,950	$ 230,668	$ 237,588
$ 2,228	$ 2,295	$ 2,364	$ 2,434
$ 439	$ 452	$ 466	$ 479
$ 47,135	$ 48,549	$ 50,005	$ 51,506
$ 38,548	$ 39,704	$ 40,895	$ 42,122
$ 4,472	$ 4,606	$ 4,745	$ 4,887
$ 61,799	$ 63,653	$ 65,563	$ 67,529
$ 79,910	$ 82,308	$ 84,777	$ 87,320
$ 30,318	$ 31,228	$ 32,164	$ 33,129
$ 248,519	$ 376,517	$ 572,140	$ 796,835
$ 2,825	$ 3,390	$ 4,068	$ 4,881
$ 12,251	$ 14,701	$ 17,641	$ 21,169
$ 11,110	$ 11,443	$ 11,786	$ 12,140
$ 87,964	$ 90,603	$ 93,321	$ 96,121
$ 19,931	$ 20,528	$ 21,144	$ 21,779
$ 23,538	$ 28,246	$ 33,895	$ 40,674
$ 5,250	$ 5,407	$ 5,570	$ 5,737
$ 1,051,500	$ 1,130,795	$ 1,559,719	$ 1,606,510
$ 96,355	$ 151,007	$ 242,050	$ 325,873
$ 500,000	$ 550,000	$ 600,000	$ 700,000
$ 172,178	$ 192,270	$ 270,265	$ 289,857
$ 34,436	$ 38,454	$ 54,053	$ 57,971
$ 97,568	$ 108,953	$ 153,150	$ 164,253
$ 2,992,868	$ 3,385,942	$ 4,340,698	$ 4,888,783
$ (486,619)	$ 496,695	$ 1,618,721	$ 3,692,089
$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -
$ (82,590)	$ (129,434)	$ (207,472)	$ (279,320)
$ (569,209)	$ 367,261	$ 1,411,250	$ 3,412,770

Table 9: Financial projections for full year 2021 through 2025. These are forward-looking financial statements and/or projections which may differ materially from actual results. Any material updates to these projections will be provided during the raise period.

Information About the Crowdfunding Process

Investors should read carefully.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 1 - Audited Financial Statements

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended
December 31, 2021 and 2020

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

REGAN, LEVIN, BLOSS, BROWN & SAVCHAK, P.C.

RLB

CERTIFIED PUBLIC ACCOUNTANTS

Brian T. Regan, CPA
Martin C. Levin, CPA, CVA, MBA
William E. Bloss, CPA
Jeffrey S. Berdahl, CPA/PFS, CSEP
Philip D. Pope, CPA
Darian Allen, CPA, CITP

Joel A. Ronco, CPA
Director

Frank M. Brown, CPA
Emeritus

John A. Savchak, CPA, CVA
Emeritus

Jay H. Fasnacht, CPA
1935-2018

INDEPENDENT AUDITOR'S REPORT

To the Members
National Energy Improvement Fund, LLC
and Subsidiaries
Allentown, PA

Opinion

We have audited the accompanying consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (Pennsylvania limited liability companies), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Energy Improvement Fund, LLC and Subsidiaries as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of National Energy Improvement Fund, LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of

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Member: American Institute of Certified Public Accountants, Pennsylvania Institute of Certified Public Accountants internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Fund, LLC and Subsidiaries' ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of National Energy Improvement Fund, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Funds LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The schedules on pages 22 to 27 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. The consolidating information on pages 23 to 27 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Regan, Levin, Bloss, Brown & Savchak, P. C.

Allentown, PA
March 1, 2022

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2021 and 2020

Assets		2021		2020
Cash and equivalents	$	738,153	$	705,879
Loan servicing fees receivable		133,688		111,557
Other receivables		57,196		15,050
Loans held for resale		34,925		7,023
Prepaid expenses		137,861		16,802
Loan servicing asset		1,256,461		1,013,882
Furniture and equipment, net		16,265		28,433
Intangibles, net		234,038		181,894
Security deposits		7,000		7,000
Investment in RB Funding, LLC		—		109,277
Limited-use assets, restricted cash		2,011,120		1,116,190
Total assets	$	4,626,707	$	3,312,987

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)
December 31, 2021 and 2020

Liabilities and Members' Equity	2021	2020
Liabilities:		
Note payable, bank line of credit	$ —	$ 203,500
Accrued expenses	95,650	40,683
Amounts due on serviced loans	2,120,459	1,047,565
Loan loss reserve	92,047	92,047
PPP loan payable	—	247,100
Subordinated debt	1,205,000	171,000
Due to preferred members	57,620	49,796
Due to common members	649,208	516,339
Member earnout payable	318,437	335,987
Total liabilities	4,538,421	2,704,017
Members' equity:		
Class A preferred units, no par value; 100 units authorized, 6.67 and 1.00 issued and outstanding at December 31, 2021 and 2020, respectively	200,000	30,000
Class B preferred units, no par value; 100 units authorized, 99.16 and 85.83 issued and outstanding at December 31, 2021 and 2020, respectively	2,975,000	2,575,000
Class E preferred units, no par value; 100 units authorized, 12.67 issued and outstanding at December 31, 2021 and 2020	380,000	380,000
Class CF preferred units, no par value; 2,000 units authorized, 163 units issued and outstanding at December 31, 2021	163,000	—
Class C common units, no par value; 663.04 units authorized, issued and outstanding at December 31, 2021 and 2020	500,000	500,000
Class D common units, no par value; 377.96 units authorized, 377.96 and 372.96 issued and outstanding at December 31, 2021 and 2020, respectively	1,400,000	1,250,000
Accumulated deficiency	(5,529,714)	(4,126,030)
Total members' equity	88,286	608,970
Total liabilities and members' equity	$ 4,626,707	$ 3,312,987

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue:		
Loan servicing fees	$ 743,607	$ 559,824
Commercial fees	287,739	146,665
Rebate income	97,450	70,950
Gain on loan servicing rights	242,579	313,662
Total revenues	1,371,375	1,091,101
Operating expenses	2,532,567	2,506,753
Operating loss	(1,161,192)	(1,415,652)
Other income (expense):		
Income (loss) from investment in affiliate	(106,050)	87,621
Gain on earnout provision	6,764	—
PPP loan forgiveness income	247,100	—
Interest expense	(79,024)	(26,062)
Net loss	$ (1,092,402)	$ (1,354,093)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2021 and 2020

| | Preferred Units | | | | Common Units | | Accumulated | |
	Class A	Class B	Class E	Class CF	Class C	Class D	Deficiency	Total
Beginning balances, January 1, 2020	$ —	$ 1,975,000	$ —	$ —	$ 500,000	$ 1,250,000	$ (2,514,363)	$ 1,210,637
Units issued	30,000	600,000	380,000	—	—	—	—	1,010,000
Common member distributions	—	—	—	—	—	—	(92,539)	(92,539)
Preferred member distributions	—	—	—	—	—	—	(165,035)	(165,035)
Loss	—	—	—	—	—	—	(1,354,093)	(1,354,093)
Ending balances, December 31, 2020	30,000	2,575,000	380,000	—	500,000	1,250,000	(4,126,030)	608,970
Units issued	170,000	400,000	—	163,000	—	150,000	—	883,000
Common member distributions	—	—	—	—	—	—	(86,162)	(86,162)
Preferred member distributions	—	—	—	—	—	—	(225,120)	(225,120)
Loss	—	—	—	—	—	—	(1,092,402)	(1,092,402)
Ending balances, December 31, 2021	$ 200,000	$ 2,975,000	$ 380,000	$ 163,000	$ 500,000	$ 1,400,000	$ (5,529,714)	$ 88,286

See accompanying notes to financial statements.

7

Regan, Levin, Bloss, Brown & Sawchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (1,092,402)	$ (1,354,093)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	45,762	37,274
PPP loan forgiveness	(247,100)	—
(Income) loss from investment in affiliate	106,050	(87,621)
Changes in assets and liabilities:		
Loan servicing fees receivable	(22,131)	(50,653)
Other receivables	(42,146)	(4,900)
Loans held for resale	(27,902)	78,187
Prepaid expenses	(121,059)	1,542
Loan servicing asset	(242,579)	(313,662)
Accrued expenses	54,967	7,544
Amounts due on serviced loans	177,964	(108,830)
Loan loss reserve	—	92,047
Deferred revenue	—	(9,000)
Member earnout payable	(17,550)	299,401
Net cash used in operating activities	(1,428,126)	(1,412,764)
Cash flows from investing activities:		
Purchase of intangible assets	(85,738)	(143,186)
Investment in affiliate	(5,254)	—
Dividends received from affiliate	8,481	21,811
Net cash provided by (used in) investing activities	(82,511)	(121,375)
Cash flows from financing activities:		
Net borrowing (repayments) on line of credit	(203,500)	203,500
Proceeds from PPP loan	—	247,100
Proceeds from subordinated debt	1,034,000	171,000
Advances from common members	282,869	227,878
Member contributions received	733,000	1,010,000
Payments of member distributions	(303,458)	(242,504)
Net cash provided by financing activities	1,542,911	1,616,974
Net increase in cash	32,274	82,835
Cash, beginning	705,879	623,044
Cash, ending	$ 738,153	$ 705,879

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Statements of Cash Flows (Continued)
Years Ended December 31, 2021 and 2020

	2021	2020
Changes in limited-use assets, restricted cash:		
Restricted cash, beginning	$ 1,116,190	$ 771,889
Net cash proceeds provided by third parties to fund consumer loans	822,145	271,516
Net cash proceeds reserved for member distributions	72,785	72,785
Restricted cash, ending	$ 2,011,120	$ 1,116,190

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

1. Nature of Operations and Summary of Significant Accounting Policies:

    The consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (the "Company") include the accounts of National Energy Improvement Fund, LLC and two wholly owned subsidiaries acquired in May 2020 as follows:

    >   NEIF-MSH Financial, LLC
    >   NEIF-MSH Insurance, LLC

    The Company originates unsecured loans for energy-efficient home improvements on behalf of the state of Maine as well as for Hatch Bank and provides loan servicing at agreed-upon interest margins for those loans as well as providing servicing on Pennsylvania loans under the Keystone HELP Program on a fee per loan basis (altogether, the "loan servicing fees"). The Company also provides access to financing for commercial energy improvements, generating applications for a variety of third-party capital providers, which conduct full origination and loan servicing. The Company is compensated through origination fees on the financing and the negotiated service fee agreements with each investor. Additionally, the Company receives insurance commissions as a licensed insurance agency through its subsidiary NEIF-MSH Insurance, LLC.

    National Energy Improvement Fund, LLC is organized as a Pennsylvania limited liability company with two types of common membership and four types of preferred membership. The membership interests bear different rights with regard to profit-sharing and distributions, as discussed in Note 13.

    Each of the two subsidiaries is organized as a single-member Pennsylvania limited liability company, wholly owned by National Energy Improvement Fund, LLC.

    The Company's significant accounting policies, all of which conform to generally accepted accounting principles (GAAP), are summarized as follows:

    Revenue Recognition Policy
    The Company derives its primary revenue stream from the servicing of unsecured energy efficiency improvement loans. Revenues are recognized on a monthly basis as loan payments are collected from consumers and represent the difference between the interest rate charged on the loan and the amount required to be paid to the investor. Additionally, the Company generates certain

    (Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

origination fees that are charged to the borrower at the time of the loan. The Company also recognizes revenue for the change in the present value of the future servicing rights for the entire servicing portfolio.

Disaggregation of Revenue from Contracts with Customers
For the years ended December 31, 2021 and 2020, the Company's revenue based on the timing of satisfaction of performance obligations is as follows:

	2021	2020
Performance obligations satisfied at a point in time	$ 385,189	$ 217,615
Performance obligations satisfied over time	986,186	873,486
	$1,371,375	$ 1,091,101

Revenue from performance obligations satisfied at a point in time consist of loan origination fees charged to commercial customers and income from rebates and dealer charges.

Revenue from performance obligations satisfied over time consist of loan servicing fees and the related gain on those servicing rights.

Performance Obligations
For performance obligations related to the origination fees charged to commercial customers and income from rebates and dealer charges, control transfers to the customer at a point in time on the date that loan settlement occurs in the case of origination fees and upon receipt in the case of rebates and dealer charges.

For performance obligations related to loan servicing fees, control transfers to the customer over time. Revenue is recognized as loans are serviced as adjusted for the present value of future servicing rights based on assumptions for future interest rates, loan prepay speeds, and expected cash flows net of estimated loan servicing costs.

Variable Consideration
The nature of the Company's business gives rise to variable consideration including estimated future loan servicing costs that generally reduces revenue. Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent

(Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Servicing Fees Receivable

Loan servicing fees receivable represent amounts due from third parties for whom the Company provides loan servicing. The amounts are paid within thirty days of month end and require no allowance for uncollectability.

Loan Servicing Asset

The Company provides loan servicing to third parties. To determine the fair value of the loan servicing asset, the Company uses a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates, late fees and losses. See Note 2 for more information on the valuation of servicing rights.

The Company has elected to initially measure and carry its servicing assets using the fair value method. Under the fair value method, the servicing assets are carried in the balance sheet at fair value and the changes in fair value, primarily due to changes in valuation inputs and assumptions and to the collection and realization of expected cash flows, are reported in gains (losses) on servicing rights in the period in which the change occurs.

Investment in Affiliated Company

The Company owns a 40% interest in RB Funding, LLC, an entity organized to administer various state energy loan rebate programs. The investment is recorded using the equity method of accounting for investments in affiliates.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Maintenance, repairs, and minor renewals are expensed as incurred; major renewals and betterments are capitalized. When assets are sold, retired, or otherwise disposed, their cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains and losses are included in operations. Depreciation and amortization are computed on the straight-line basis over the shorter of the lease term or the estimated useful lives of the assets.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company maintains cash balances which may exceed federally-insured limits, but the Company historically has not experienced any credit related losses on cash balances.

Income Taxes
The Company has elected the default entity classification for a limited liability company and as such is taxed as a partnership under the Internal Revenue Code and under similar provisions of Pennsylvania law. Under those provisions, the Company does not pay income taxes on its taxable income and is not allowed to deduct net operating loss carryovers or carrybacks. Instead, any income or losses are passed through to the members who are individually responsible for any taxes due.

Advertising
The Company's policy is to expense advertising costs as incurred. Advertising expense amounted to $74,994 and $97,494 for the years ended December 31, 2021 and 2020, respectively.

Subsequent Events Evaluation
The Company has evaluated events and transactions occurring subsequent to December 31, 2021, for items that could potentially be recognized or disclosed in these financial statements. The evaluation was conducted through March 1, 2022, the date these financial statements were available for issuance.

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

2. Loan Servicing Assets:

The present value of the loan servicing asset was determined using a discount rate of 8%, prepayment speeds of approximately 20%, and no implied default rate as the third-party investors who own the loans bear full responsibility for the ultimate realization with no recourse to the Company.

The following summarizes the activity pertaining to loan servicing rights' fair value net of valuation allowances:

	2021	2020
Balance at beginning of year	$ 1,013,882	$ 700,220
Loan servicing rights capitalized at fair market value, net	242,579	313,662
Balance at end of year	$1,256,461	$ 1,013,882

3. Investments in Affiliated Companies:

Investments in an affiliated company, a 40% investment in RB Funding, LLC, consist of an original investment of $2,500 plus income (loss) recognized on the equity method of accounting amounting to $(106,050) and $87,621 for the years ended December 31, 2021 and 2020, respectively, minus dividends received amounting to $8,481 and $21,811 in the years ended December 31, 2021 and 2020.

(Continued)

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

4. Equipment and Leasehold Improvements and Lease:

Furniture and equipment at December 31 consist of the following:

	2021	2020
Computer equipment	$ 27,634	$ 27,634
Office furniture	31,953	31,953
Leasehold improvements	3,748	3,748
	63,335	63,335
Less: accumulated depreciation	47,070	34,902
	$ 16,265	$ 28,433

Depreciation expense amounted to $12,168 and $12,167 for the years ended December 31, 2021 and 2020, respectively.

5. Intangible Assets-Startup and Web Portal Costs:

The Company began operations in July 2017 and capitalized startup costs in the amount of $3,135. The startup costs are being amortized over 180 months. The Company capitalized web portal development costs in the amount of $85,740 during the year ended December 31, 2021. The Company had previously capitalized web portal development costs amounting to $82,730 in the aggregate. The web portal development costs are being amortized over 60 months. Accumulated amortization amounted to $58,748 and $38,805 as of December 31, 2021 and 2020, respectively. Amortization expense amounted to $19,943 and $16,755 for the years ended December 31, 2021 and 2020, respectively.

6. Operating Leases:

The Company leases a copier under a 36-month operating lease that expires February 2024. The lease requires monthly payments in the amount of $289 plus usage fees. Rental expense related to the copier amounted to $4,342 and $3,221 for the years ended December 31, 2021 and 2020.

In December 2017, the Company entered into a five-year lease for its office space. The lease provided for a waiver of rent through January 31, 2018 with rental payments beginning in February 2018 and continuing until January 2023. The

(Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

lease requires monthly payments of $6,245 for the initial year with annual increases of 3% each subsequent year. The lease is a gross lease whereby the landlord is responsible for all taxes, insurance, maintenance and utilities.

Rental expense for the office lease is accounted for on the straight-line method over the life of the lease and amounted to $78,269 for the years ended December 31, 2021 and 2020. The excess of rent expense recorded over rent paid is included in accrued expenses and amounted to $6,379 and $9,800 as of December 31, 2021 and 2020, respectively.

Future minimum annual rental payments under the operating lease obligations are as follows:

2022	$	87,609
2023		10,497
2024		578
	$	98,684

7. Limited-use Assets — Cash:

Limited-use assets include cash related to Keystone HELP, the Maine Power Saver and Efficiency loans and loans from Hatch Bank and represent cash restricted to provide loan funding to consumers. The total limited-use cash amounted to $2,011,120 and $1,116,190 as of December 31, 2021 and 2020, respectively.

Pursuant to the acquisition of the Keystone HELP loan servicing portfolio, the Company is obligated to pay certain members of the limited liability company based on an earnout formula which was agreed to by the seller of the portfolio. Cash in the amount of $11,603 was restricted for payment of this obligation as of December 31, 2020. There was no related restricted cash at December 31, 2021.

The Company has accrued $15,104 and $25,890 in connection with this obligation as of December 31, 2021 and 2020, respectively (see Note 12).

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

8. Amounts Due on Serviced Loans:

Amounts due on serviced loans represent collections from servicing the loan portfolio for the months of December 2021 and 2020 that are due and payable to the underlying holder of the loans during the months ending January 2022 and 2021, respectively.

9. Subordinated Debt:

Beginning in 2020, the Company is obligated to investors for unsecured subordinated investment certificates with the following interest and repayment provisions:

Raise Green – First Issue, fixed rate of 5% payable quarterly with five-year maturity	$ 109,000
Raise Green – Second Issue, fixed rate of 5% payable quarterly with five-year maturity	62,000
Balance at December 31, 2020	171,000
Raise Green – Third Issue, fixed rate of 5% payable quarterly with five-year maturity	97,000
Raise Green – Fourth Issue, fixed rate of 5% payable quarterly with five-year maturity	137,000
Balance at December 31, 2021	$ 405,000

In July 2021 the Company entered into bridge loan transactions with 9 individuals who provided $800,000 in financing in the aggregate. The loans require quarterly payments of interest at 9% per annum and mature in July 2023.

These obligations of the Company are subordinated to all present and future borrowings by the Company from financial institutions.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

10. Long-term Debt:

The Company was granted a loan in the amount of $247,100 pursuant to the Paycheck Protection Program ("PPP"). The loan, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), was in the form of a note dated April 23, 2020 which was scheduled to mature on April 23, 2022 with interest at a rate of 1.0% per annum, payable monthly which was scheduled to begin November 23, 2020. The entire amount of the loan was subsequently forgiven and is included in other income for the year ended December 31, 2021.

11. Commitments and Contingencies:

The two Class C equity holders and managing members of the Company have a $500,000 note payable to a bank. The proceeds were used to provide their equity investment in the Company. The cash is included in cash and equivalents and is maintained in a separate bank account and not commingled with operating funds. The Company is a guarantor on this obligation.

12. Related Party Transactions:

During the year ended December 31, 2018, the Company acquired a loan servicing portfolio held by the managing member's previous employer. The portfolio was part of a larger group of servicing assets that had been previously sold by the managing member's former business. Under the terms of that sale, investors of the former business were guaranteed certain earnout payments as the loan portfolio generated servicing fees. Upon acquiring the loan portfolio in 2018, the Company accepted the obligation to pay these earnout payments. The Company has recorded a reduction in the amount of servicing fee income in the amount of $35,178 and $58,168 for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, $15,104 and $25,890, respectively was included in the balance sheet as member earnout payable.

During the year ended December 31, 2019, the two Class C members loaned a combined $140,000 to the Company. During the year ended December 31, 2020, $55,000 was repaid and an additional $50,000 was loaned to the Company. During the year ended December 31, 2021, $50,000 was transferred to subordinated debt and an additional $30,000 was loaned to the Company. The notes are due on demand, bear interest ranging from 3.25% to 5% per annum, and are included in due to company members in the accompanying consolidated balance sheet.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Interest expense amounted to $6,341 and $9,045 for the years ended December 31, 2021 and 2020, respectively.

The Company has accrued certain guaranteed payments in addition to incurring liabilities for expenses advanced by several Class C members amounting to $534,208 and $381,339 as of December 31, 2021 and 2020, respectively. Such amounts are included in due to common members in the accompanying consolidated balance sheet.

13. Members' Equity:

Class A Perpetual Preferred Units

The Company has 100 authorized Class A units requiring an initial investment of $30,000 per unit. The units require annual distributions of 4% of the initial investment value and unpaid distributions bear interest at 4% per annum. The Class A units have no voting rights. There were 6.67 and 1 Class A units issued at December 31, 2021 and 2020, respectively.

Total dividends declared for the Class A unit holders amounted to $4,983 and $560 for the years ended December 31, 2021 and 2020, respectively of which $1,533 and $300 was accrued as of December 31, 2021 and 2020, respectively

Class B Preferred Term Units

The Company has 100 authorized Class B units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class B units have no voting rights. There were 99.16 and 85.83 Class B units issued at December 31, 2021 and 2020, respectively, with an aggregate investment amounting to $2,975,000 and $2,575,000 at December 31, 2021 and 2020, respectively.

Total dividends declared for the Class B unit holders amounted to $193,537 and $154,041 for the years ended December 31, 2021 and 2020, respectively of which $49,437 and $42,846 was accrued as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, one member converted $150,000 of amounts payable to him in exchange for 5 Class B units.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Class C Common Units

The Company has 663.04 authorized and issued Class C units requiring an initial investment of $500,000 in the aggregate. The units are entitled to discretionary annual distributions after Class A, B and E unit holders have been paid all required distributions. The Class C units have full voting rights.

Total dividends declared and paid for the Class C unit holders amounted to $65,158 and $71,866 for the years ended December 31, 2021 and 2020, respectively.

Class D Limited Common Units

The Company has 377.96 and 372.96 authorized and issued Class D units as of December 31, 2021 and 2020, respectively, requiring no specific investment. The units are entitled to discretionary annual distributions after Class A, B and E unit holders have been paid all required distributions. The Class D units have limited voting rights.

The Class D units have an aggregate investment of $1,400,000 and $1,250,000 as of December 31, 2021 and 2020, respectively. Total dividends declared and paid for the Class D unit holders amounted to $21,004 and $20,673 for the years ended December 31, 2021 and 2020, respectively.

Class E Preferred Term Units

The Company has 100 authorized Class E units requiring an initial investment of $30,000 per unit. The units require quarterly distributions of 7% per annum of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class E units have no voting rights. There were 12.67 Class E units issued at December 31, 2021 and 2020, with an aggregate investment amounting to $380,000 at December 31, 2021 and 2020.

Total dividends declared for the Class E unit holders amounted to $26,600 and $10,434 for the years ended December 31, 2021 and 2020, respectively of which $6,650 was accrued at both December 31, 2021 and 2020.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Class CF Preferred Term Units

The Company has 2,000 authorized Class CF Climate Action Preferred units requiring an initial investment of $1,000 per unit. The units require quarterly distributions of 7% per annum of the invested balance plus return of capital redeemable based on a 7-year amortization. The units have no voting rights. There were 163 units issued at December 31, 2021 with an aggregate investment amounting to $163,000.

14. Acquisitions:

In April, 2020, the Company formed two wholly owned limited liability companies, NEIF-MSH Financial, LLC ("NEIF Financial") and NEIF-MSH Insurance, LLC ("NEIF Insurance") for the purpose of acquiring MSH Financial, LLC and MSH Insurance, LLC, respectively.

NEIF Financial acquired cash from MSH Financial, LLC in the amount of $166,911 in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Financial through December 31, 2030.

The estimated present value of the future cash flows to be paid to the seller of MSH Financial amounted to $172,141 and $195,662 and is reflected as an earnout payable in the balance sheets at December 31, 2021 and 2020, respectively. Goodwill in the amount of $28,751 was recorded as part of this transaction and is reflected as an intangible asset in the balance sheet at both December 31, 2021 and 2020, respectively.

Goodwill is being amortized over ten years and amortization expense amounted to $2,875 and $1,677 for the years ended December 31, 2021 and 2020, respectively

NEIF Insurance acquired the equity in MSH Insurance, LLC in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Insurance through December 31, 2020. No other assets or liabilities were acquired in this transaction.

The estimated present value of the future cash flows to be paid to the seller of MSH Insurance amounted to $131,192 and $114,435 and is reflected as an earnout payable in the balance sheets at December 31, 2021 and 2020, respectively. Goodwill in the amount of $114,435 was recorded as part of this

(Continued)

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

transaction and is reflected as an intangible asset in the balance sheets at December 31, 2021 and 2020, respectively.

Goodwill is being amortized over ten years and amortization expense amounted to $10,776 and $6,675 for the years ended December 31, 2021 and 2020, respectively.

15. Loan Loss Reserve:

In February 2020, the Company acquired a loan servicing portfolio from a third-party in the amount of $344,769. Pursuant to the transaction, the Company received $98,162 in cash collateral from that third party which was recorded as a loan loss reserve. This loan servicing portfolio amounted to $162,430 and $247,486 as of December 31, 2021 and 2020, respectively and the collateralized cash remaining in restricted cash and the loss reserve amounted to $92,047 at both December 31, 2021 and 2020.

16. Pension Plan:

The Company sponsors a 401(k) retirement plan (the "Plan") for all eligible employees which began in October 2021. The Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code. The Plan covers all full-time employees who have completed a minimum of six months of service and allows employees to contribute an amount up to the statutory maximum. The Plan provides for non-discretionary employer contributions of 3% of eligible employee compensation under Safe Harbor plan provisions. The Company made contributions to the Plan amounting to $13,017 for the year ended December 31, 2021.

17. Uncertainties:

As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which might negatively impact the Company's operations. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, and its impact on the Company's clients, vendors and employees, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition and operations is uncertain.

Notes to Consolidated Financial Statements
December 31, 2021 and 2020

18. Reclassification:

   Cash in the amount of $213,307 at December 31, 2020 was reclassified to limited use assets.

SUPPLEMENTARY INFORMATION

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Schedules of Operating Expenses
Years Ended December 31, 2021 and 2020

	2021	2020
Operating expenses:		
Advertising	$ 74,994	$ 97,494
Bad debts	—	73,264
Bank service charges	43,755	53,707
Commissions	80,055	44,975
Compliance	11,757	5,548
Computer expenses	211,094	244,729
Consulting	2,163	10,366
Contributions	426	608
Depreciation and amortization expense	45,762	37,274
Dues and subscriptions	37,425	16,517
Employee benefits-allocated	100,936	126,983
Equipment rental	4,342	5,913
Guaranteed payments to members	500,000	500,000
Insurance	59,999	56,309
Legal and accounting	77,583	102,539
Licenses and permits	29,435	38,222
Loan processing costs	188,299	155,029
Marketing expenses	2,354	1,585
Meals and entertainment	10,209	4,675
Office expenses	10,786	18,345
Payroll taxes-allocated	76,851	63,485
Pension plan contributions	13,017	—
Rental expenses	85,402	85,648
Telephone	19,350	18,029
Travel	19,615	14,086
Utilities	5,097	5,152
Wages and salaries	821,861	726,271
Total operating expenses	$ 2,532,567	$ 2,506,753

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2021

Assets	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Cash and equivalents	$ 737,119	$ —	$ 1,034	$ 738,153	$ —	$ 738,153
Loan servicing fees receivable	133,688	—	—	133,688	—	133,688
Other receivables	57,196	—	—	57,196	—	57,196
Due from affiliate	70,969	130,016	—	200,985	(200,985)	—
Loans held for resale	34,925	—	—	34,925	—	34,925
Prepaid expenses	137,861	—	—	137,861	—	137,861
Loan servicing asset	1,256,461	—	—	1,256,461	—	1,256,461
Furniture and equipment, net	16,265	—	—	16,265	—	16,265
Intangibles, net	112,856	24,199	96,983	234,038	—	234,038
Security deposits	7,000	—	—	7,000	—	7,000
Investment in consolidated subsidiaries	(151,570)	—	—	(151,570)	151,570	—
Limited-use assets, restricted cash	2,011,120	—	—	2,011,120	—	2,011,120
Total assets	$ 4,423,890	$ 154,215	$ 98,017	$ 4,676,122	$ (49,415)	$ 4,626,707

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2021

Liabilities and Members' Equity	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Accrued expenses	$ 95,650	$ —	$ —	$ 95,650	$ —	$ 95,650
Due to affiliate	130,016	—	70,969	200,985	(200,985)	—
Amounts due on serviced loans	2,120,459	—	—	2,120,459	—	2,120,459
Loan loss reserve	62,547	29,500	—	92,047	—	92,047
Subordinated debt	1,205,000	—	—	1,205,000	—	1,205,000
Due to preferred members	57,620	—	—	57,620	—	57,620
Due to common members	649,208	—	—	649,208	—	649,208
Member earnout payable	15,104	172,141	131,192	318,437	—	318,437
Total liabilities	4,335,604	201,641	202,161	4,739,406	(200,985)	4,538,421
Members' equity:						
Class A preferred units, no par value; 100 units authorized, 6.67 issued and outstanding	200,000	—	—	200,000	—	200,000
Class B preferred units, no par value; 100 units authorized, 99.16 issued and outstanding	2,975,000	—	—	2,975,000	—	2,975,000
Class E preferred units, no par value; 100 units authorized, 12.67 issued and outstanding	380,000	—	—	380,000	—	380,000
Class CF preferred units, no par value; 2,000 units authorized, 163 issued and outstanding	163,000	—	—	163,000	—	163,000
Class C common units, no par value; 663.04 units authorized, issued and outstanding	500,000	—	—	500,000	—	500,000
Class D common units, no par value; 377.96 units authorized, issued and outstanding	1,400,000	—	—	1,400,000	—	1,400,000
Equity in loss of subsidiaries	(151,570)	—	—	(151,570)	151,570	0
Accumulated deficiency	(5,378,144)	(47,426)	(104,144)	(5,529,714)	—	(5,529,714)
Total members' equity	88,286	(47,426)	(104,144)	(63,284)	151,570	88,286
Total liabilities and members' equity	$ 4,423,890	$ 154,215	$ 98,017	$ 4,676,122	$ (49,415)	$ 4,626,707

26

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Statement of Operations
Year Ended December 31, 2021

	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Revenue:						
Loan servicing fees	$ 743,607	$ —	$ —	$ 743,607	$ —	$ 743,607
Commercial fees	266,162	—	21,577	287,739	—	287,739
Rebate income	97,450	—	—	97,450	—	97,450
Gain on loan servicing rights	242,579	—	—	242,579	—	242,579
Total revenues	1,349,798	—	21,577	1,371,375	—	1,371,375
Operating expenses	2,418,323	2,875	111,369	2,532,567	—	2,532,567
Operating loss	(1,068,525)	(2,875)	(89,792)	(1,161,192)	—	(1,161,192)
Other income (expense):						
Income (loss) from investment in affiliate/subsidiaries	(191,953)	—	—	(191,953)	85,903	(106,050)
Gain (loss) on earnout provision	—	23,521	(16,757)	6,764	—	6,764
PPP loan forgiveness income	247,100	—	—	247,100	—	247,100
Interest expense	(79,024)	—	—	(79,024)	—	(79,024)
Net loss	$ (1,092,402)	$ 20,646	$ (106,549)	$ (1,178,305)	$ 85,903	$ (1,092,402)

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Statement of Changes in Members' Equity
Years Ended December 31, 2021 and 2020

	Preferred Units				Common Units								
	Class A	Class B	Class E	Class CF	Class C	Class D	Accumulated Deficiency	NEIF Total	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Beginning balances, January 1, 2021	$ 30,000	$ 2,575,000	$ 380,000	$ —	$ 500,000	$ 1,250,000	$ (4,126,030)	$ 608,970	$ (68,072)	$ 2,405	$ 543,303	$ 65,667	$ 608,970
Units issued	170,000	400,000	—	163,000	—	150,000	—	883,000	—	—	883,000	—	883,000
Common member distributions	—	—	—	—	—	—	(86,162)	(86,162)	—	—	(86,162)	—	(86,162)
Preferred member distributions	—	—	—	—	—	—	(225,120)	(225,120)	—	—	(225,120)	—	(225,120)
Loss	—	—	—	—	—	—	(1,092,402)	(1,092,402)	20,646	(106,549)	(1,178,305)	85,903	(1,092,402)
Ending balances, December 31, 2021	$ 200,000	$ 2,975,000	$ 380,000	$ 163,000	$ 500,000	$ 1,400,000	$ (5,529,714)	$ 88,286	$ (47,426)	$ (104,144)	$ (63,284)	$ 151,570	$ 88,286

Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Schedule of Operating Expenses
Year Ended December 31, 2021

	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Operating expenses:						
Advertising	$ 74,994	$ —	$ —	$ 74,994	$ —	$ 74,994
Bank service charges	43,755	—	—	43,755	—	43,755
Commissions	80,055	—	—	80,055	—	80,055
Compliance	11,757	—	—	11,757	—	11,757
Computer expenses	207,556	—	3,538	211,094	—	211,094
Consulting	2,163	—	—	2,163	—	2,163
Contributions	426	—	—	426	—	426
Depreciation and amortization expense	32,111	2,875	10,776	45,762	—	45,762
Dues and subscriptions	32,412	—	5,013	37,425	—	37,425
Employee benefits-allocated	92,236	—	8,700	100,936	—	100,936
Equipment rental	4,342	—	—	4,342	—	4,342
Guaranteed payments to members	500,000	—	—	500,000	—	500,000
Insurance	59,106	—	893	59,999	—	59,999
Legal and accounting	77,583	—	—	77,583	—	77,583
Licenses and permits	29,435	—	—	29,435	—	29,435
Loan processing costs	188,299	—	—	188,299	—	188,299
Marketing expenses	2,354	—	—	2,354	—	2,354
Meals and entertainment	10,209	—	—	10,209	—	10,209
Office expenses	10,786	—	—	10,786	—	10,786
Payroll taxes-allocated	76,851	—	—	76,851	—	76,851
Pension plan contributions	13,017	—	—	13,017	—	13,017
Rental expenses	85,402	—	—	85,402	—	85,402
Telephone	19,350	—	—	19,350	—	19,350
Travel	18,332	—	1,283	19,615	—	19,615
Utilities	5,097	—	—	5,097	—	5,097
Wages and salaries	740,695	—	81,166	821,861	—	821,861
Total operating expenses	$ 2,418,323	$ 2,875	$ 111,369	$ 2,532,567	$ —	$ 2,532,567

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended
December 31, 2020 and 2019

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

TABLE OF CONTENTS



REGAN, LEVIN, BLOSS, BROWN & SAVCHAK, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Brian T. Regan, CPA
Martin C. Levin, CPA, CVA, MBA
William E. Bloss, CPA
Jeffrey S. Berdahl, CPA/PFS, CSEP
Philip D. Pope, CPA
Joel A. Ronco, CPA

Darian Allen, CPA, CITP
Director
Frank M. Brown, CPA
Emeritus
John A. Savchak, CPA, CVA
Emeritus
Jay H. Fasnacht, CPA
1935-2018

INDEPENDENT AUDITOR'S REPORT

To the Members
*National Energy Improvement Fund, LLC
and Subsidiaries*
Allentown, PA

We have audited the accompanying consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (Pennsylvania limited liability companies), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Energy Improvement Fund, LLC and Subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of National Energy Improvement Fund, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

702 Hamilton St. ■ Suite 200
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570-421-7434 ■ Fax: 570-421-0456



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In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Fund, LLC and Subsidiaries' ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of National Energy Improvement Fund, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Funds LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

2

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The schedules on pages 23 to 28 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. The consolidating information on pages 24 to 28 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Regan Levin Bloss Brown & Savchak, P. C.

Allentown, PA
February 24, 2021

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2020 and 2019

Assets		2020		2019
Cash and equivalents	$	919,186	$	623,044
Loan servicing fees receivable		111,557		60,904
Other receivables		15,050		10,150
Loans held for resale		7,023		85,210
Prepaid expenses		16,802		18,344
Loan servicing asset		1,013,882		700,220
Furniture and equipment, net		28,433		40,600
Intangibles, net		181,894		63,815
Security deposits		7,000		7,000
Investment in RB Funding, LLC		109,277		43,467
Limited-use assets, restricted cash		902,883		771,889
Total assets	$	3,312,987	$	2,424,643

See accompanying notes to financial statements.

Consolidated Balance Sheets (Continued)
December 31, 2020 and 2019

Liabilities and Members' Equity	2020	2019
Liabilities:		
Note payable, bank line of credit	$ 203,500	$ —
Accrued expenses	40,683	33,139
Amounts due on serviced loans	1,047,565	812,094
Loan loss reserve	92,047	—
Deferred revenue	—	9,000
PPP loan payable	247,100	—
Subordinated debt	171,000	—
Due to preferred members	49,796	34,726
Due to common members	516,339	288,461
Member earnout payable	335,987	36,586
Total liabilities	2,704,017	1,214,006
Members' equity:		
Class A preferred units, no par value; 100 units authorized, 1.00 issued and outstanding at December 31, 2020	30,000	—
Class B preferred units, no par value; 100 units authorized, 85.83 and 65.83 issued and outstanding at December 31, 2020 and 2019, respectively	2,575,000	1,975,000
Class E preferred units, no par value; 100 units authorized, 12.67 issued and outstanding at December 31, 2020	380,000	—
Class C common units, no par value; 663.04 units authorized, issued and outstanding at December 31, 2020 and 2019	500,000	500,000
Class D common units, no par value; 372.96 units authorized, issued and outstanding at December 31, 2020 and 2019	1,250,000	1,250,000
Accumulated deficiency	(4,126,030)	(2,514,363)
Total members' equity	608,970	1,210,637
Total liabilities and members' equity	$ 3,312,987	$ 2,424,643

See accompanying notes to financial statements.

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue:		
Loan servicing fees	$ 559,824	$ 425,059
Commercial fees	146,665	134,461
Rebate income	70,950	69,200
Gain on loan servicing rights	313,662	181,090
Total revenues	1,091,101	809,810
Operating expenses	2,506,753	2,143,606
Operating loss	(1,415,652)	(1,333,796)
Other income (expense):		
Income from investment in affiliate	87,621	56,907
Interest expense	(26,062)	(1,477)
Net loss	$ (1,354,093)	$ (1,278,366)

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2020 and 2019

	Preferred Units			Common Units		Accumulated	
	Class A	Class B	Class E	Class C	Class D	Deficiency	Total
Beginning balances, January 1, 2019	$ —	$ 1,465,000	$ —	$ 500,000	$ 1,150,000	$ (1,016,337)	$ 2,098,663
Units issued	—	510,000	—	—	100,000	—	610,000
Common member distributions	—	—	—	—	—	(99,374)	(99,374)
Preferred member distributions	—	—	—	—	—	(120,286)	(120,286)
Loss	—	—	—	—	—	(1,278,366)	(1,278,366)
Ending balances, December 31, 2019	$ —	$ 1,975,000	$ —	$ 500,000	$ 1,250,000	$ (2,514,363)	$ 1,210,637
Units issued	30,000	600,000	380,000	—	—	—	1,010,000
Common member distributions	—	—	—	—	—	(92,539)	(92,539)
Preferred member distributions	—	—	—	—	—	(165,035)	(165,035)
Loss	—	—	—	—	—	(1,354,093)	(1,354,093)
Ending balances, December 31, 2020	$ 30,000	$ 2,575,000	$ 380,000	$ 500,000	$ 1,250,000	$ (4,126,030)	$ 608,970

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (1,354,093)	$ (1,278,366)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Depreciation and amortization expense	37,274	28,629
Non-cash rent expense	—	74,305
Income from investment in affiliate	(87,621)	(56,907)
Changes in assets and liabilities:		
Loan servicing fees receivable	(50,653)	70,180
Other receivables	(4,900)	(1,856)
Loans held for resale	78,187	(85,210)
Prepaid expenses	1,542	92
Loan servicing asset	(313,662)	(181,090)
Accounts payable	—	(201)
Accrued expenses	7,544	(8,053)
Amounts due on serviced loans	104,477	15,795
Loan loss reserve	92,047	—
Deferred revenue	(9,000)	(9,000)
Member earnout payable	299,401	(17,442)
Net cash used in operating activities	(1,199,457)	(1,449,124)
Cash flows from investing activities:		
Purchase of intangible assets	(143,186)	(18,590)
Dividends received from affiliate	21,811	19,604
Net cash provided by (used in) investing activities	(121,375)	1,014
Cash flows from financing activities:		
Net borrowing from line of credit	203,500	—
Proceeds from PPP loan	247,100	—
Proceeds from subordinated debt	171,000	—
Advances from common members	227,878	288,461
Member contributions received	1,010,000	610,000
Payments of member distributions	(242,504)	(210,572)
Net cash provided by financing activities	1,616,974	687,889
Net increase (decrease) in cash	296,142	(760,221)
Cash, beginning	623,044	1,383,265
Cash, ending	$ 919,186	$ 623,044

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Statements of Cash Flows (Continued)
Years Ended December 31, 2020 and 2019

		2020		2019
Changes in limited-use assets, restricted cash:				
Restricted cash, beginning	$	771,889	$	505,697
Net cash proceeds provided by third parties				
to fund consumer loans		58,209		235,327
Net cash proceeds reserved for member distributions		72,785		30,865
Restricted cash, ending	$	902,883	$	771,889

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

1. Nature of Operations and Summary of Significant Accounting Policies:

    The consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (the "Company") include the accounts of National Energy Improvement Fund, LLC and two wholly owned subsidiaries acquired in May 2020 as follows:


    NEIF-MSH Financial, LLC
    NEIF-MSH Insurance, LLC


    The Company originates unsecured loans for energy-efficient home improvements on behalf of the state of Maine as well as for Hatch Bank and provides loan servicing at agreed-upon interest margins for those loans as well as providing servicing on Pennsylvania loans under the Keystone HELP Program on a fee per loan basis (altogether, the "loan servicing fees"). The Company also provides access to financing for commercial energy improvements, generating applications for a variety of third-party capital providers, which conduct full origination and loan servicing. The Company is compensated through origination fees on the financing and the negotiated service fee agreements with each investor. Additionally, the Company receives insurance commissions as a licensed insurance agency through its subsidiary NEIF-MSH Insurance, LLC.

    National Energy Improvement Fund, LLC is organized as a Pennsylvania limited liability company with two types of common membership and three types of preferred membership. The membership interests bear different rights with regard to profit-sharing and distributions, as discussed in Note 13.

    Each of the two subsidiaries is organized as a single-member Pennsylvania limited liability company, wholly owned by National Energy Improvement Fund, LLC.

    The Company's significant accounting policies, all of which conform to generally accepted accounting principles (GAAP), are summarized as follows:

    Revenue Recognition Policy
    The Company derives its primary revenue stream from the servicing of unsecured energy efficiency improvement loans. Revenues are recognized on a monthly basis as loan payments are collected from consumers and represent the difference between the interest rate charged on the loan and the amount required to be paid to the investor. Additionally, the Company generates certain

    (Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

origination fees that are charged to the borrower at the time of the loan. The Company also recognizes revenue for the change in the present value of the future servicing rights for the entire servicing portfolio.

Disaggregation of Revenue from Contracts with Customers
For the years ended December 31, 2020 and 2019, the Company's revenue based on the timing of satisfaction of performance obligations is as follows:

	2020	2019
Performance obligations satisfied at a point in time	$ 217,615	$ 203,661
Performance obligations satisfied over time	873,486	606,149
	$1,091,101	$ 809,810

Revenue from performance obligations satisfied at a point in time consist of loan origination fees charged to commercial customers and income from rebates and dealer charges.

Revenue from performance obligations satisfied over time consist of loan servicing fees and the related gain on those servicing rights.

Performance Obligations
For performance obligations related to the origination fees charged to commercial customers and income from rebates and dealer charges, control transfers to the customer at a point in time on the date that loan settlement occurs in the case of origination fees and upon receipt in the case of rebates and dealer charges.

For performance obligations related to loan servicing fees, control transfers to the customer over time. Revenue is recognized as loans are serviced as adjusted for the present value of future servicing rights based on assumptions for future interest rates, loan prepay speeds, and expected cash flows net of estimated loan servicing costs.

Variable Consideration
The nature of the Company's business gives rise to variable consideration including estimated future loan servicing costs that generally reduces revenue. Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Servicing Fees Receivable
Loan servicing fees receivable represent amounts due from third parties for whom the Company provides loan servicing. The amounts are paid within thirty days of month end and require no allowance for uncollectability.

Loan Servicing Asset
The Company provides loan servicing to third parties. To determine the fair value of the loan servicing asset, the Company uses a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates, late fees and losses. See Note 2 for more information on the valuation of servicing rights.

The Company has elected to initially measure and carry its servicing assets using the fair value method. Under the fair value method, the servicing assets are carried in the balance sheet at fair value and the changes in fair value, primarily due to changes in valuation inputs and assumptions and to the collection and realization of expected cash flows, are reported in gains (losses) on servicing rights in the period in which the change occurs.

Investment in Affiliated Company
The Company owns a 50% interest in RB Funding, LLC, an entity organized to administer various state energy loan rebate programs. The investment is recorded using the equity method of accounting for investments in affiliates.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Maintenance, repairs, and minor renewals are expensed as incurred; major renewals and betterments are capitalized. When assets are sold, retired, or otherwise disposed, their cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains and losses are included in operations. Depreciation and amortization are computed on the straight-line basis over the shorter of the lease term or the estimated useful lives of the assets.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company maintains cash balances which may exceed federally-insured limits, but the Company historically has not experienced any credit related losses on cash balances.

Income Taxes
The Company has elected the default entity classification for a limited liability company and as such is taxed as a partnership under the Internal Revenue Code and under similar provisions of Pennsylvania law. Under those provisions, the Company does not pay income taxes on its taxable income and is not allowed to deduct net operating loss carryovers or carrybacks. Instead, any income or losses are passed through to the members who are individually responsible for any taxes due.

Advertising
The Company's policy is to expense advertising costs as incurred. Advertising expense amounted to $97,494 and $20,116 for the years ended December 31, 2020 and 2019, respectively.

Subsequent Events Evaluation
The Company has evaluated events and transactions occurring subsequent to December 31, 2020, for items that could potentially be recognized or disclosed in

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

these financial statements. The evaluation was conducted through February 24, 2021, the date these financial statements were available for issuance.

Adoption of New Accounting Standard
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's fiscal year using the modified retrospective approach.

There was no required adjustment to retained earnings as a result of applying this ASU for the year ended December 31, 2019.

2. Loan Servicing Assets:

The present value of the loan servicing asset was determined using a discount rate of 8%, prepayment speeds of approximately 20%, and no implied default rate as the third-party investors who own the loans bear full responsibility for the ultimate realization with no recourse to the Company.

The following summarizes the activity pertaining to loan servicing rights' fair value net of valuation allowances:

	2020	2019
Balance at beginning of year	$ 700,220	$ 519,130
Loan servicing rights capitalized at fair market value, net	313,662	181,090
Balance at end of year	$1,013,882	$ 700,220

3. Investments in Affiliated Companies:

Investments in an affiliated company, a 40% investment in RB Funding, LLC, consist of an original investment of $2,500 plus income recognized on the equity method of accounting amounting to $87,621 and $56,907 for the years ended

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

December 31, 2020 and 2019, respectively, minus dividends received amounting to $21,811 and $19,604 in the years ended December 31, 2020 and 2019.

4. Equipment and Leasehold Improvements and Lease:

Furniture and equipment at December 31 consist of the following:

	2020	2019
Computer equipment	$ 27,634	$ 27,634
Office furniture	31,953	31,953
Leasehold improvements	3,748	3,748
	63,335	63,335
Less: accumulated depreciation	34,902	22,735
	$ 28,433	$ 40,600

Depreciation expense amounted to $12,167 for the years ended December 31, 2020 and 2019.

5. Intangible Assets-Startup Costs:

The Company began operations in July 2017 and capitalized startup costs in the amount of $3,135. The startup costs are being amortized over 180 months. The Company capitalized web portal development costs in the amount of $18,590 and $64,140 during the years ended December 31, 2019 and 2018, respectively. The web portal development costs are being amortized over 60 months. Accumulated amortization amounted to $38,805 and $22,050 as of December 31, 2020 and 2019, respectively. Amortization expense amounted to $16,755 and $16,462 for the years ended December 31, 2020 and 2019, respectively.

6. Operating Leases:

The Company leases a copier under a 36-month operating lease dated January 2018. The lease requires monthly payments in the amount of $268. Rental expense related to the copier amounted to $3,221 for the years ended December 31, 2020 and 2019.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

In December 2017, the Company entered into a five-year lease for its office space. The lease provided for a waiver of rent through January 31, 2018 with rental payments beginning in February 2018 and continuing until January 2023. The lease requires monthly payments of $6,245 for the initial year with annual increases of 3% each subsequent year. The lease is a gross lease whereby the landlord is responsible for all taxes, insurance, maintenance and utilities.

Rental expense for the office lease is accounted for on the straight-line method over the life of the lease and amounted to $78,269 for the years ended December 31, 2020 and 2019. The excess of rent expense recorded over rent paid is included in accrued expenses and amounted to $9,800 and $10,842 as of December 31, 2020 and 2019, respectively.

Future minimum annual rental payments under the operating lease obligations are as follows:

2021	$	81,690
2022		84,141
2023		7,029
	$	172,860

7. Limited-use Assets – Cash:

Limited-use assets include cash related to Keystone HELP, the Maine Power Saver and Efficiency loans and loans from Hatch Bank and represent cash restricted to provide loan funding to consumers. The total limited-use cash amounted to $799,233 and $741,024 as of December 31, 2020 and 2019, respectively.

Pursuant to the acquisition of the Keystone HELP loan servicing portfolio, the Company is obligated to pay certain members of the limited liability company based on an earnout formula which was agreed to by the seller of the portfolio. Cash in the amount of $11,603 and $30,865 has been restricted for payment of this obligation as of December 31, 2020 and 2019, respectively.

The Company has accrued $25,890 and $36,586 in connection with this obligation as of December 31, 2020 and 2019, respectively (see Note 12).

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

8. Amounts Due on Serviced Loans:

    Amounts due on serviced loans represent collections from servicing the loan portfolio for the months of December 2020 and 2019 that are due and payable to the underlying holder of the loans during the months ending January 2021 and 2020, respectively.

9. Subordinated Debt:

    Beginning in 2020, the Company is obligated to investors for unsecured subordinated investment certificates with the following interest and repayment provisions:

Raise Green – First Issue, fixed rate of 5% payable quarterly with five-year maturity	$ 109,000
Raise Green – Second Issue, fixed rate of 5% payable quarterly with five-year maturity	62,000
Balance at end of year	$ 171,000

    These obligations of the Company are subordinated to all present and future borrowings by the Company from financial institutions, including the indebtedness under Long-term Debt, described in Note 10.

10. Long-term Debt:

    The Company was granted a loan in the amount of $247,100 pursuant to the Paycheck Protection Program ("PPP"). The loan, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), was in the form of a note dated April 23, 2020 which matures on April 23, 2022 and bears interest at a rate of 1.0% per annum, payable monthly which was scheduled to begin November 23, 2020. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company has a deadline of August 2021 to apply for forgiveness and repayments are currently deferred pending such application for and grant of forgiveness.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The aggregate annual maturities of long-term debt as of December 31, 2020, are as follows:

Years ending December 31,	
2021	$ 153,062
2022	94,038
	$ 247,100

11. Commitments and Contingencies:

The two Class C equity holders and managing members of the Company have a $500,000 note payable to a bank. The proceeds were used to provide their equity investment in the Company. The cash is included in cash and equivalents and is maintained in a separate bank account and not commingled with operating funds. The Company is a guarantor on this obligation.

12. Related Party Transactions:

During the year ended December 31, 2018, the Company acquired a loan servicing portfolio held by the managing member's previous employer. The portfolio was part of a larger group of servicing assets that had been previously sold by the managing member's former business. Under the terms of that sale, investors of the former business were guaranteed certain earnout payments as the loan portfolio generated servicing fees. Upon acquiring the loan portfolio in 2018, the Company accepted the obligation to pay these earnout payments. The Company has recorded a reduction in the amount of servicing fee income in the amount of $58,168 and $78,944 for the years ended December 31, 2020 and 2019, respectively. At December 31, 2020, $25,890 was included in the balance sheet as member earnout payable and is expected to be paid in April 2021. At December 31, 2019, $36,586 was shown on the balance sheet as member earnout payable and was paid in April 2020.

During the year ended December 31, 2019, the two Class C members loaned a combined $140,000 to the Company. During the year ended December 31, 2020, $55,000 was repaid and an additional $50,000 was loaned to the Company. The notes are due on demand, bear interest ranging from 4.25% to 5% per annum, and are included in due to company members in the accompanying consolidated

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

balance sheet. Interest expense amounted to $9,045 and $1,477 for the years ended December 31, 2020 and 2019, respectively.

The Company has accrued certain guaranteed payments in addition to incurring liabilities for expenses advanced by several Class C members amounting to $381,339 and $148,461 as of December 31, 2020 and 2019, respectively. Such amounts are included in due to common members in the accompanying consolidated balance sheet.

13. Members' Equity:

Class A Perpetual Preferred Units

The Company has 100 authorized Class A units requiring an initial investment of $30,000 per unit. The units require annual distributions of 4% of the initial investment value and unpaid distributions bear interest at 4% per annum. The Class A units have no voting rights. There was one Class A unit issued at December 31, 2020. There were no Class A units issued at December 31, 2019.

Total dividends declared for the Class A unit holders amounted to $560 for the year ended December 31, 2020 of which $300 was accrued as of December 31, 2020.

Class B Preferred Term Units

The Company has 100 authorized Class B units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class B units have no voting rights. There were 85.83 and 65.83 Class B units issued at December 31, 2020 and 2019, respectively, with an aggregate investment amounting to $2,575,000 and $1,975,000 at December 31, 2020 and 2019, respectively.

Total dividends declared for the Class B unit holders amounted to $154,041 and $120,286 for the years ended December 31, 2020 and 2019, respectively of which $42,846 and $34,726 was accrued as of December 31, 2020 and 2019, respectively.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Class C Common Units

The Company has 663.04 authorized and issued Class C units requiring an initial investment of $500,000 in the aggregate. The units are entitled to discretionary annual distributions after Class A, B and E unit holders have been paid all required distributions. The Class C units have full voting rights.

Total dividends declared and paid for the Class C unit holders amounted to $71,866 and $78,701 for the years ended December 31, 2020 and 2019, respectively.

Class D Limited Common Units

The Company has 372.96 authorized and issued Class D units requiring no specific investment. The units are entitled to discretionary annual distributions after Class A, B and E unit holders have been paid all required distributions. The Class D units have limited voting rights.

The Class D units have an aggregate investment of $1,250,000 as of December 31, 2020 and 2019. Total dividends declared and paid for the Class D unit holders amounted to $20,673 for the years ended December 31, 2020 and 2019.

During the year ended December 31, 2019, the 20.72 shares of Class C Common Units were exchanged for the same amount of shares of Class D Common Units to facilitate the investment of an additional $100,000 by a new investor.

Class E Preferred Term Units

The Company has 100 authorized Class E units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class E units have no voting rights. There were 12.67 Class E units issued at December 31, 2020, with an aggregate investment amounting to $380,000 at December 31, 2020. There were no Class E units issued at December 31, 2019.

Total dividends declared for the Class E unit holders amounted to $10,434 for the year ended December 31, 2020, of which $6,650 was accrued as of December 31, 2020.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

14. Acquisitions:

In April, 2020, the Company formed two wholly owned limited liability companies, NEIF-MSH Financial, LLC ("NEIF Financial") and NEIF-MSH Insurance, LLC ("NEIF Insurance") for the purpose of acquiring MSH Financial, LLC and MSH Insurance, LLC, respectively.

NEIF Financial acquired cash from MSH Financial, LLC in the amount of $166,911 in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Financial through December 31, 2030.

The estimated present value of the future cash flows to be paid to the seller of MSH Financial amounted to $195,662 and is reflected as an earnout payable in the balance sheet at December 31, 2020. Goodwill in the amount of $28,751 was recorded as part of this transaction and is reflected as an intangible asset in the balance sheet at December 31, 2020.

Goodwill is being amortized over ten years and amortization expense amounted to $1,677 for the year ended December 31, 2020.

NEIF Insurance acquired the equity in MSH Insurance, LLC in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Insurance through December 31, 2020. No other assets or liabilities were acquired in this transaction.

The estimated present value of the future cash flows to be paid to the seller of MSH Insurance amounted to $114,435 and is reflected as an earnout payable in the balance sheet at December 31, 2020. Goodwill in the amount of $114,435 was recorded as part of this transaction and is reflected as an intangible asset in the balance sheet at December 31, 2020.

Goodwill is being amortized over ten years and amortization expense amounted to $6,675 for the year ended December 31, 2020.

15. Loan Loss Reserve:

In February 2020, the Company acquired a loan servicing portfolio from a third-party in the amount of $344,769. Pursuant to the transaction, the Company received $98,162 in cash collateral from that third party which was recorded as a

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

loan loss reserve. At December 31, 2020, this loan servicing portfolio amounted to $247,486 and the collateralized cash remaining in restricted cash and the loss reserve each amounted to $92,047.

16. <u>Uncertainties:</u>

As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which might negatively impact the Company's operations. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, and its impact on the Company's clients, vendors and employees, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition and operations is uncertain.

17. <u>Reclassifications:</u>

Certain amounts for the year ended December 31, 2019 have been reclassified to conform to the presentation of the financial statements for the year ended December 31, 2020. These reclassifications had no effect on the results of operations.

SUPPLEMENTARY INFORMATION

Schedules of Operating Expenses
Years Ended December 31, 2020 and 2019

	2020	2019
Operating expenses:		
Advertising	$ 97,494	$ 20,116
Bad debts	73,264	—
Bank service charges	53,707	37,904
Commissions	44,975	20,947
Compliance	5,548	7,362
Computer expenses	244,729	203,997
Consulting	10,366	6,724
Contributions	608	3,861
Depreciation and amortization expense	37,274	28,629
Dues and subscriptions	16,517	33,089
Employee benefits-allocated	126,983	95,871
Equipment rental	5,913	5,847
Guaranteed payments to members	500,000	500,000
Insurance	56,309	40,970
Legal and accounting	102,539	87,615
Licenses and permits	38,222	44,870
Loan processing costs	155,029	96,462
Marketing expenses	1,585	4,373
Meals and entertainment	4,675	15,289
Office expenses	18,345	17,153
Payroll taxes-allocated	63,485	58,884
Rental expenses	85,648	78,269
Telephone	18,029	15,005
Travel	14,086	47,698
Utilities	5,152	2,804
Wages and salaries	726,271	669,867
Total operating expenses	$ 2,506,753	$ 2,143,606

Regan, Levin, Bloss, Brown & Sauchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2020

Assets		NEIF		MSH Financial		MSH Insurance		Subtotal		Elimination		Consolidated
Cash and equivalents	$	910,106	$	—	$	9,080	$	919,186	$	—	$	919,186
Loan servicing fees receivable		111,557		—		—		111,557		—		111,557
Other receivables		15,050		—		—		15,050		—		15,050
Due from affiliate		—		130,016		—		130,016		(130,016)		—
Loans held for resale		7,023		—		—		7,023		—		7,023
Prepaid expenses		16,802		—		—		16,802		—		16,802
Loan servicing asset		1,013,882		—		—		1,013,882		—		1,013,882
Furniture and equipment, net		28,433		—		—		28,433		—		28,433
Intangibles, net		47,060		27,074		107,760		181,894		—		181,894
Security deposits		7,000		—		—		7,000		—		7,000
Investment in consolidated subsidiaries		(65,667)		—		—		(65,667)		65,667		—
Investment in RB Funding, LLC		109,277		—		—		109,277		—		109,277
Limited-use assets, restricted cash		902,883		—		—		902,883		—		902,883
Total assets	$	3,103,406	$	157,090	$	116,840	$	3,377,336	$	(64,349)	$	3,312,987

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

Consolidating Balance Sheet
December 31, 2020

Liabilities and Members' Equity	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Note payable, bank line of credit	$ 203,500	$ —	$ —	$ 203,500	$ —	$ 203,500
Accrued expenses	40,683	—	—	40,683	—	40,683
Due to affiliate	130,016	—	—	130,016	(130,016)	—
Amounts due on serviced loans	1,047,565	—	—	1,047,565	—	1,047,565
Loan loss reserve	62,547	29,500	—	92,047	—	92,047
PPP loan payable	247,100	—	—	247,100	—	247,100
Subordinated debt	171,000	—	—	171,000	—	171,000
Due to preferred members	49,796	—	—	49,796	—	49,796
Due to common members	516,339	—	—	516,339	—	516,339
Member earnout payable	25,890	195,662	114,435	335,987	—	335,987
Total liabilities	2,494,436	225,162	114,435	2,834,033	(130,016)	2,704,017
Members' equity:						
Class A preferred units, no par value; 100 units authorized, 1.00 issued and outstanding at December 31, 2020	30,000	—	—	30,000	—	30,000
Class B preferred units, no par value; 100 units authorized, 85.83 and 65.83 issued and outstanding at December 31, 2020 and 2019, respectively	2,575,000	—	—	2,575,000	—	2,575,000
Class E preferred units, no par value; 100 units authorized, 12.67 issued and outstanding at December 31, 2020	380,000	—	—	380,000	—	380,000
Class C common units, no par value; 663.04 units authorized, issued and outstanding	500,000	—	—	500,000	—	500,000
Class D common units, no par value; 372.96 units authorized, issued and outstanding	1,250,000	—	—	1,250,000	—	1,250,000
Equity in loss of subsidiaries	(65,667)	—	—	(65,667)	65,667	—
Accumulated deficiency	(4,060,363)	(68,072)	2,405	(4,126,030)	—	(4,126,030)
Total members' equity	608,970	(68,072)	2,405	543,303	65,667	608,970
Total liabilities and members' equity	$ 3,103,406	$ 157,090	$ 116,840	$ 3,377,336	$ (64,349)	$ 3,312,987

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Statement of Operations
Year Ended December 31, 2020

	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Revenue:						
Loan servicing fees	$ 552,168	$ 7,682	$ —	$ 559,850	$ —	$ 559,850
Commercial fees	137,757	—	8,908	146,665	—	146,665
Rebate income	70,950	—	—	70,950	—	70,950
Gain on loan servicing rights	313,636	—	—	313,636	—	313,636
Total revenues	1,074,511	7,682	8,908	1,091,101	—	1,091,101
Operating expenses	2,364,252	75,754	66,747	2,506,753	—	2,506,753
Operating loss	(1,289,741)	(68,072)	(57,839)	(1,415,652)	—	(1,415,652)
Other income (expense):						
Income (loss) from investment in affiliate/subsidiaries	(38,290)	—	—	(38,290)	125,911	87,621
Interest expense	(26,062)	—	—	(26,062)	—	(26,062)
Net loss	$ (1,354,093)	$ (68,072)	$ (57,839)	$ (1,480,004)	$ 125,911	$ (1,354,093)

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

Consolidating Statements of Changes in Members' Equity
Year Ended December 31, 2020

| | Preferred Units | | | Common Units | | Accumulated | NEIF | MSH | MSH | | | |
	Class A	Class B	Class E	Class C	Class D	Deficiency	Total	Financial	Insurance	Subtotal	Elimination	Consolidated
Beginning balances January 1, 2020	$ —	$ 1,975,000	$ —	$ 500,000	$ 1,250,000	$ (2,514,363)	$ 1,210,637	$ —	$ —	$ 1,210,637	$ —	$ 1,210,637
Units issued	30,000	600,000	380,000	—	—	—	1,010,000	—	60,244	1,070,244	(60,244)	1,010,000
Common member distributions	—	—	—	—	—	(92,539)	(92,539)	—	—	(92,539)	—	(92,539)
Preferred member distributions	—	—	—	—	—	(165,035)	(165,035)	—	—	(165,035)	—	(165,035)
Loss	—	—	—	—	—	(1,354,093)	(1,354,093)	(68,072)	(57,839)	(1,480,004)	125,911	(1,354,093)
Ending balances, December 31, 2020	$ 30,000	$ 2,575,000	$ 380,000	$ 500,000	$ 1,250,000	$ (4,126,030)	$ 608,970	$ (68,072)	$ 2,405	$ 543,303	$ 65,667	$ 608,970

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Schedule of Operating Expenses
Year Ended December 31, 2020

	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Operating expenses:						
Advertising	$ 73,340	$ 21,825	$ 2,329	$ 97,494	$ —	$ 97,494
Bad debts	43,764	29,500	—	73,264	—	73,264
Bank service charges	53,707	—	—	53,707	—	53,707
Commissions	44,975	—	—	44,975	—	44,975
Compliance	5,548	—	—	5,548	—	5,548
Computer expenses	237,617	—	7,112	244,729	—	244,729
Consulting	10,366	—	—	10,366	—	10,366
Contributions	608	—	—	608	—	608
Depreciation and amortization expense	28,922	1,677	6,675	37,274	—	37,274
Dues and subscriptions	14,070	—	2,447	16,517	—	16,517
Employee benefits-allocated	126,983	—	—	126,983	—	126,983
Equipment rental	5,913	—	—	5,913	—	5,913
Guaranteed payments to members	500,000	—	—	500,000	—	500,000
Insurance	53,941	—	2,368	56,309	—	56,309
Legal and accounting	102,539	—	—	102,539	—	102,539
Licenses and permits	38,222	—	—	38,222	—	38,222
Loan processing costs	155,029	—	—	155,029	—	155,029
Marketing expenses	1,585	—	—	1,585	—	1,585
Meals and entertainment	4,675	—	—	4,675	—	4,675
Office expenses	18,345	—	—	18,345	—	18,345
Payroll taxes-allocated	63,485	—	—	63,485	—	63,485
Rental expenses	85,648	—	—	85,648	—	85,648
Telephone	18,029	—	—	18,029	—	18,029
Travel	14,086	—	—	14,086	—	14,086
Utilities	5,152	—	—	5,152	—	5,152
Wages and salaries	657,703	22,752	45,816	726,271	—	726,271
Total operating expenses	$ 2,364,252	$ 75,754	$ 66,747	$ 2,506,753	$ —	$ 2,506,753

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants